Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

between

THE BANK OF NOVA SCOTIA

and

U.S. RAPTOR THREE, INC.

with respect to all of the outstanding

shares of capital stock of

3045175 NOVA SCOTIA COMPANY

Dated as of July 14, 2008

- ii -

Section 10.14.	Disclosure Schedules	42

EXHIBITS:

EXHIBIT A:	Section 116 Escrow Agreement

EXHIBIT B:	Transitional Services Agreement

EXHIBIT C:	Governmental Authority Consents

EXHIBIT D:	Form of Employee Release

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of July 14, 2008, by and between THE BANK OF NOVA SCOTIA, a Canadian chartered bank (“Purchaser”), and U.S. RAPTOR THREE, INC., a Delaware corporation (“Seller”), relating to the purchase and sale of all of the outstanding shares of capital stock of 3045175 NOVA SCOTIA COMPANY, a Nova Scotia unlimited liability company (the “Company”).

BACKGROUND

WHEREAS, Seller is the record and beneficial owner of the Shares;

WHEREAS, the Company and its Subsidiaries are engaged in the business of providing electronic securities trading and related investment services to the Canadian marketplace (the “Business”);

WHEREAS, Seller wishes to sell, and Purchaser wishes to purchase, the Shares on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, simultaneously with the execution of this Agreement, E*TRADE Financial Corporation, the ultimate parent of Seller (“Parent”), has delivered to Purchaser a guarantee and support agreement with respect to the transactions contemplated by this Agreement (the “Guarantee Agreement”).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions.

(a) As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. The term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means this Stock Purchase Agreement, together with the Exhibits attached hereto and the Seller Disclosure Schedule.

“Assigned Contracts” has the meaning ascribed to such term in the Technology Transfer Agreement.

“Business Day” means any day other than a Saturday, Sunday or any day on which commercial banks located in either New York, USA, or Toronto, Canada, are authorized or required to be closed for the conduct of regular banking business.

“Business Material Adverse Effect” means any fact, event or circumstance that has had, or would be reasonably expected to have, a material adverse effect on the business, assets or financial condition of the Company and its Subsidiaries taken as a whole, other than facts, events, circumstances or effects due to or resulting from (a) any change in global, national or regional political conditions (including the outbreak of war, acts of terrorism or natural disasters) or in general economic, business, regulatory, political or market conditions, or in national or global financial, capital or credit markets (including any changes to interest rates), (b) matters generally affecting the industry in which the Company or its Subsidiaries operate, (c) this Agreement or the transactions contemplated hereby or the announcement thereof, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any of their respective employees or customers, (d) any act or omission by Seller, the Company or any of their respective Subsidiaries taken with the written consent of or at the written direction or written request of Purchaser or any action taken by Seller, the Company or any of their respective Subsidiaries which is required or permitted to be taken pursuant to the terms of this Agreement, (e) any change in GAAP or applicable Laws, or (f) the failure of the Company or any of its Subsidiaries to meet any internal projections, forecasts or estimates of revenues or earnings; provided that there shall be excluded from clauses (a) and (b) above facts, events, circumstances or effects which have, or would reasonably be expected to have, a materially disproportionate effect on the Company or any of its Subsidiaries. For the avoidance of doubt, the parties agree that the exception in clause (f) shall not prevent or otherwise affect a determination that the underlying cause of such failure is a Business Material Adverse Effect.

“Canadian” means a Person that has, in the case of an individual, a valid Canadian social insurance number (SIN) and a valid mailing address in Canada (which is not a post office box number unless there is another valid mailing address in Canada) and, in the case of any other Person, a valid Canadian business number and a valid mailing address in Canada; provided, that this definition shall not apply to the term Canadian in the Background section of this Agreement or in the definition of Business wherever used. That term shall refer instead to the country of Canada, including all of its provinces and territories.

“Closing” means the closing of the sale and purchase of the Shares contemplated by this Agreement.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Company Plan” means all employee benefit plans, agreements and arrangements (whether oral or written, formal or informal, funded or unfunded) maintained for, available to or otherwise relating to any employees or former employees of the Company or its Subsidiaries, whether or not insured and whether or not subject to any applicable Laws, including bonus, deferred compensation, incentive compensation, share purchase, share appreciation, share option, severance and termination pay, hospitalization, health and other medical benefits, life and other insurance, dental, vision, legal, long-term and short-term disability, salary continuation, vacation, supplemental unemployment benefits, education assistance, profit-sharing, mortgage assistance, employee loan, employee assistance and pension, retirement and supplemental retirement plans, programs and agreements (including any defined benefit or defined contribution pension plan and any group registered retirement savings plan), except that the term “Company Plans” shall not include any statutory plans with which the Company or any of its Subsidiaries is required to comply, including the Canada/Quebec Pension Plan and plans administered pursuant to applicable provincial health tax, workers’ compensation and workers’ safety and employment insurance legislation.

“Commissioner” means the Commissioner of Competition under the Competition Act and includes a person duly authorized to exercise the powers and perform the duties of the Commissioner.

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means: (a) the issuance of an advance ruling certificate pursuant to Section 102 of the Competition Act by the Commissioner; or (b) the expiry, termination or waiver of the applicable waiting period under Section 123 of the Competition Act pursuant to Section 113(c) of the Competition Act.

“E*TRADE Brand” means the name “E*TRADE,” the asterisk symbol, the “converging arrow” design, the colors purple and green in combination and any trademarks, trade names, corporate names, business names, service names, domain names, service marks, product names, designs, design schemes, logos, symbols, emblems, slogans and/or other similar designations of source and origin and general intangibles of like nature, whether registered or unregistered, comprising any of the aforesaid elements, including, without limitation, those trademarks set forth in Section 5.13 of the Seller Disclosure Schedule.

“Encumbrances” means any and all liens, charges, security interests, mortgages, pledges or other encumbrances.

“Environmental Law” means any and all federal, provincial, state, local, foreign and international Law relating to the environment or the handling, use, storage, transport, disposal or release of any Hazardous Substances, in each case as in effect from time to time prior to the Closing.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ETN” has the meaning ascribed to such term in the Technology Transfer Agreement.

“ETN Software” has the meaning ascribed to such term in the Technology Transfer Agreement.

“Excluded Assets” has the meaning ascribed to such term in the Technology Transfer Agreement.

“GAAP” means accounting principles generally accepted in Canada as specified in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis.

“Governmental Authority” means any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, court or other judicial authority, central bank, tribunal, arbitral body, commission, board, bureau, or agency, domestic or foreign and any quasi-governmental or self-regulatory organization or instrumentality exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including the Canadian provincial securities regulatory authorities and IIROC.

“GST” means the Canada goods and services Tax.

“Hazardous Substance” means any substances defined as “hazardous” or “toxic” or any other term of similar import under any Environmental Laws.

“IIROC” means The Investment Industry Regulatory Organization of Canada, formerly the Investment Dealers Association of Canada and Market Regulation Services Inc.

“Indemnified Party” means any Person claiming indemnification under any provision of Article VIII.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article VIII.

“ITA” means the Income Tax Act (Canada), as may be amended from time to time.

“Knowledge” with respect to Seller means the actual knowledge of Duncan Hannay, Ron White, Leslie Milrod, Mark Phillips and Sidney Brougham, in each case including the knowledge which reasonably should have been obtained in the day-to-day performance of their duties on behalf of the Company and its Subsidiaries without obligation of any further review or inquiry.

“Laws” means all statutes, ordinances, rules, regulations, statutory rules, principles of law, common law, orders, published policies and guidelines, and terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority.

“Liabilities” means, with respect to any Person, any liability or obligation of such Person, whether absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, or determined or determinable.

“Licensed Intellectual Property” means all intellectual property or intellectual property rights therein owned by Persons other than the Company or its Subsidiaries which is used by the Company or any of its Subsidiaries and is material to the Business as currently conducted.

“Losses” means any and all losses, fines, fees, penalties, deficiencies, Liabilities, claims, demands, judgments, settlements and costs and expenses (including reasonable attorneys’ fees and disbursements).

“Net Equity” means the aggregate of the net shareholders’ equity of the Company and its Subsidiaries, as determined using the procedures set forth in Section 2.3(a) of the Seller Disclosure Schedule.

“Off-the-Shelf Software” means commercially available off-the-shelf software used by the Company and its Subsidiaries and that is subject to a shrink-wrap, click-wrap or similar license.

“Owned Intellectual Property” means all intellectual property and intellectual property rights owned in whole or in part by or on behalf of the Company and its Subsidiaries, including the intellectual property identified as Owned Intellectual Property in Section 3.18(a) of the Seller Disclosure Schedule. For purposes of Article III below, Owned Intellectual Property shall be deemed to include all intellectual property and intellectual property rights retained by the Company and its Subsidiaries under the Technology Transfer Agreement.

“Permit” means any permit, license, franchise, approval, consent, registration, clearance, variance, exemption, order, certificate or authorization by or of any Governmental Authority.

“Permitted Encumbrances” means (i) Encumbrances for Taxes or other governmental charges not yet due and payable or which are being contested in good faith, (ii) mechanics’, carriers’, warehousemen’s, workers’ and other similar Encumbrances, (iii) Encumbrances on assets incurred to finance the acquisition of such assets or the construction of improvements thereon, (iv) easements, rights of way, building, zoning and other similar encumbrances or title defects, (v) Encumbrances on assets incurred in the ordinary course of business, provided that the Liabilities relating to or giving rise to such Encumbrances are reflected on the Balance Sheet Summary, and (vi) other Encumbrances that do not materially impair the use of the underlying property in the ordinary course and that do not exceed $250,000, in the aggregate, outstanding at any time.

“Person” means any natural person, corporation, general partnership, limited partnership, limited or unlimited liability company, unincorporated association or organization, proprietorship, trust, joint venture, venture capital fund, other business entity, syndicate or other entity, whether or not having legal status or Governmental Authority.

“Personal Information” means the type of information regulated by Privacy Laws and collected, used, disclosed or retained by the Company or its Subsidiaries including information regarding the customers, suppliers, employees and agents of the Company or its Subsidiaries, such as an individual’s name, address, age, gender, identification number, income, family status, citizenship, employment, assets, Liabilities, source of funds, payment records, credit information, personal references and health records.

“Post-Closing Tax Period” means any Tax period of the Company or its Subsidiaries beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period of the Company or its Subsidiaries ending on or before the Closing Date.

“Privacy Laws” means all applicable multinational, federal, provincial, state, regional, municipal, local or other Laws governing the collection, use, disclosure and retention of Personal Information, including the Personal Information Protection and Electronic Documents Act (Canada).

“Purchaser Material Adverse Effect” means a material adverse effect on the enforceability of Purchaser’s obligations under this Agreement or the Transaction Documents or Purchaser’s ability to perform its obligations under this Agreement or the Transaction Documents in a timely manner or to consummate the transactions contemplated by this Agreement or the Transaction Documents without material delay.

“Regulatory Documents” means any forms, reports, schedules, statements and other documents, including any schedules contained in such documents, which are required to be filed with any Governmental Authority.

“Release” means any releasing, spilling, leaking, discharging, disposing of, pumping, pouring, emitting, emptying, injecting, leaching, dumping or allowing to escape of Hazardous Substances in violation of any Environmental Law.

“Retained Assets” has the meaning ascribed to such term in the Technology Transfer Agreement.

“Section 116 Escrow Agreement” means the escrow agreement relating to the Withholding Amount, substantially in the form attached as Exhibit A to this Agreement.

“Shares” means the 720,729 shares, without nominal or par value, of the Company, which shares constitute, on the date hereof, all of the issued and outstanding shares of the Company which term shall include the one additional share of the Company to be issued pursuant to the transactions contemplated by item 5 of Section 3.9 of the Seller Disclosure Schedule once so issued.

“Straddle Period” means any Tax period of the Company or its Subsidiaries beginning, but not ending, on or before the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person (i) of which the first Person owns directly or indirectly more than 50% of the equity interests in the other Person, (ii) of which the first Person or any other Subsidiary of the first Person is a general partner or (iii) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions with respect to the other Person are at the time owned by the first Person and/or one or more of the first Person’s Subsidiaries.

“Target Net Equity” means 30,000,000 Canadian dollars.

“Tax” means any income, capital, franchise, capital stock, ad valorem, GST, sales, use, payroll or property tax imposed by any Governmental Authority responsible for the imposition of any such tax (such Governmental Authority being referred to in this Agreement as a “Tax Authority”).

“Tax Authority” has the meaning set forth in the definition of “Tax.”

“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes required to be filed with a Tax Authority, including any schedule or attachment thereto.

“Tax Treaty” means the Convention between the United States of America and Canada with respect to Taxes on Income and on Capital, signed in Washington, D.C. on September 26, 1980, as amended from time to time.

“Technology Transfer Agreement” means the Technology Transfer Agreement, dated as of July 14, 2008, by and between E*TRADE Technologies Corporation, E*TRADE Network Services International and Parent.

“Trademarks” has the meaning ascribed to such term in the Technology Transfer Agreement.

“Transaction Documents” means the Section 116 Escrow Agreement and the Transitional Services Agreement.

“Transferred Employees” means those individuals who are employed by the Company or its Subsidiaries immediately prior to the Closing Date other than those individuals listed on Schedule 1 to this Agreement.

“Transitional Services Agreement” means the transitional services agreement, substantially in the form attached as Exhibit B to this Agreement.

Section 1.2. Other Defined Terms.

(a) Other terms defined are in the other parts of this Agreement indicated below:

“Accounting Firm”	2.3(e)
“Balance Sheet Summary”	3.7(c)
“Business”	Recitals
“Business Intellectual Property”	3.18(b)
“Business Permits”	3.14(b)
“Closing Date”	2.4
“Closing Date Balance Sheet”	2.3(b)
“Company”	Preamble
“Confidentiality Agreement”	5.2
“Deductible”	8.4(a)
“De Minimis Claim”	8.4(b)
“E*TRADE Marks”	5.9
“End Date”	5.9
“Entity”	5.11(d)
“Estimated Closing Date Balance Sheet”	2.3(a)
“Estimated Net Equity”	2.3(a)
“Estimated Purchase Price”	2.3(a)
“Final Net Equity”	2.3(b)
“Final Purchase Price”	2.3(b)
“Financial Statements”	3.7(b)
“GAAP P&L”	3.7(e)
“Indemnity Amount”	8.4(c)
“Leased Real Property”	3.19(a)
“March 2008 P&L”	3.7(e)
“Material Contract”	3.16(a)
“Notice of Disagreement”	2.3(d)
“P&L Bridge”	3.7(d)
“Parent”	Recitals
“Purchaser”	Preamble
“Purchaser Indemnified Parties”	8.2(a)
“Purchase Price”	2.2(a)
“Representatives”	5.2
“Section 116 Certificate”	2.2(b)
“Seller”	Preamble
“Seller Disclosure Schedule”	Article III
“Seller Indemnified Parties”	8.3
“Shares”	Recitals
“Tax Claim”	7.4
“Transfer Taxes”	5.4
“Withholding Amount”	2.2(b)

(b) For the purposes of this Agreement, except to the extent that the context otherwise requires:

(i) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(ii) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(iii) whenever the words “include,” “includes” or “including” (or similar terms) are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(iv) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(v) all terms defined in this Agreement have their defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(vi) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(vii) if any action is to be taken by any party hereto pursuant to this Agreement on a day that is not a Business Day, such action shall be taken on the next Business Day following such day;

(viii) references to a Person are also to its permitted successors and assigns;

(ix) all references to “dollars” or to “$” shall mean United States dollars unless otherwise specifically indicated;

(x) a reference to Tax matters determined under the ITA shall, where appropriate, include the corresponding Tax matter in the relevant provincial statute under which corporate income taxes are imposed; and

(xi) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

(c) This Agreement is the product of negotiation by the parties having the assistance of counsel and other advisors. It is the intention of the parties that neither party shall be considered the drafter hereof and that this Agreement not be construed more strictly with regard to one party than to any other.

ARTICLE II

PURCHASE AND SALE OF SHARES

Section 2.1. Purchase and Sale. At the Closing, upon the terms and subject to the conditions of this Agreement, Seller shall sell, transfer, assign, convey and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, the Shares for the Purchase Price.

Section 2.2. Purchase Price.

(a) Subject to withholding pursuant to Section 2.2(b) and the adjustments pursuant to Section 2.3, the purchase price (the “Purchase Price”) to be paid to Seller for the Shares shall be U.S.$442,000,000.

(b) Prior to the Closing, Seller shall obtain and deliver to Purchaser a certificate issued by the Tax Authority pursuant to Section 116(2) of the ITA (a “Section 116 Certificate”) which shall specify a “certificate limit” (as defined in Section 116(2) of the ITA) that is no less than the Purchase Price. If Seller does not deliver a Section 116 Certificate prior to the Closing, (i) Purchaser shall be entitled to withhold part of the Purchase Price as required by Section 116(5) of the ITA (the “Withholding Amount”) and (ii) Purchaser and Seller shall be required to enter into the Section 116 Escrow Agreement.

Section 2.3. Purchase Price Adjustment.

(a) No less than five Business Days prior to the Closing Date, Seller shall deliver to Purchaser an unaudited balance sheet of the Company and its Subsidiaries based on the prior month’s ending balance sheet (the “Estimated Closing Date Balance Sheet”), together with Seller’s good faith estimation of the Net Equity as of the anticipated Closing Date (the “Estimated Net Equity”). If, during Seller’s preparation of the Estimated Closing Date Balance Sheet, Seller determines that the Estimated Net Equity is reasonably likely to exceed the Target Net Equity by more than $5,000,000 without giving effect to any cash that has not been distributed out of the Company as a result of any paid up capital issues or restrictions, Seller shall deliver, no less than ten Business Days prior to the Closing Date, to Purchaser a draft of the Estimated Closing Date Balance Sheet and a draft of the calculation of the Estimated Net Equity, together with such documents, schedules, analyses, working papers and other materials used by Seller in its preparation of the Estimated Closing Date Balance Sheet and the Estimated Net Equity, and shall cooperate with Purchaser in its review thereof. To the extent that a draft of the Estimated Closing Date Balance Sheet is delivered to Purchaser pursuant to the immediately preceding sentence, in determining such estimates, Seller shall consider in good faith any comments or concerns raised by Purchaser in connection with the draft Estimated Closing Date Balance Sheet and the draft of the calculation of the Estimated Net Equity. The Estimated Closing Date Balance Sheet shall be prepared in accordance with GAAP on a basis consistent with the preparation of the Financial Statements as set forth in Section 2.3(a) of the Seller Disclosure Schedule and the Estimated Net Equity shall be calculated using the procedures set forth in Section 2.3(a) of the Seller Disclosure Schedule. The amount to be paid on the Closing Date (the “Estimated Purchase Price”) will be equal to the Purchase Price (i) plus the amount by which the Estimated Net Equity exceeds the Target Net Equity or (ii) minus the amount by which the Target Net Equity exceeds the Estimated Net Equity.

(b) As promptly as practicable, and in any event within 60 days after the Closing Date, Seller shall at its expense prepare and deliver to Purchaser an unaudited balance sheet of the Company and its Subsidiaries (the “Closing Date Balance Sheet”) as of the close of business on the Closing Date setting forth its calculation of the Net Equity of the Company as of the Closing Date (such Net Equity as finally determined in accordance with this Section, the “Final Net Equity”), together with Seller’s final calculation of the Final Purchase Price. The Closing Date Balance Sheet shall be prepared in accordance with GAAP on a basis consistent with the preparation of the Financial Statements, except as set forth in Section 2.3(a) of the Seller Disclosure Schedule and the Final Net Equity and Final Purchase Price shall be calculated using the procedures and methodologies set forth in Section 2.3(a) of the Seller Disclosure Schedule. For purposes of this Agreement, “Final Purchase Price” means the dollar amount resulting from the sum of the Purchase Price (i) plus the amount by which the Final Net Equity exceeds the Target Net Equity or (ii) minus the amount by which the Target Net Equity exceeds the Final Net Equity, as the case may be.

(c) Purchaser shall cause the employees of the Company and its Subsidiaries to assist Seller in the preparation of the Closing Date Balance Sheet and the calculation of the Final Net Equity and Final Purchase Price and shall provide Seller and its independent auditors reasonable on-site access during normal business hours to the personnel, properties, books and records of the Company and its

Subsidiaries solely for such purpose; provided that such access shall be during normal business hours and shall not unreasonably interfere with the operation of the Business.

(d) During the 30-day period following Purchaser’s receipt of the Closing Date Balance Sheet and Seller’s calculation of the Final Net Equity and Final Purchase Price, Purchaser and its independent auditors shall be permitted to review and make copies of the working papers of Seller relating to the Closing Date Balance Sheet and Seller’s calculation of the Final Net Equity and Final Purchase Price. Seller’s calculation of the Final Net Equity and Final Purchase Price shall become final and binding upon the parties on the 30th day following receipt by Purchaser thereof, unless Purchaser gives written notice of its disagreement with Seller’s calculation of the Final Net Equity and Final Purchase Price (“Notice of Disagreement”) to Seller prior to such date. Any Notice of Disagreement shall specify in reasonable detail the nature of any disagreement so asserted. The calculation of the Final Net Equity and Final Purchase Price (as revised in accordance with Section 2.3(e), if a Notice of Disagreement is delivered) shall become final and binding upon the parties on the first to occur of (i) 5:00 p.m., Toronto time, on the 30th day following the date of delivery of the Notice of Disagreement, unless prior to that time Seller shall have notified Purchaser in writing of its objection to the Notice of Disagreement, (ii) the date Seller and Purchaser agree in writing on the resolution of any differences they have with respect to all the matters specified in the Notice of Disagreement and (iii) the date any disputed matters are finally resolved in writing by the Accounting Firm (as defined below) pursuant to Section 2.3(e).

(e) During the 30-day period following the receipt by Seller of a Notice of Disagreement, Seller and Purchaser shall seek in good faith to resolve differences specified in the Notice of Disagreement. During such period, Seller and its independent auditors shall have reasonable on-site access during normal business hours to the personnel, properties, books, records, schedules, analyses and working papers (subject, if required, to the execution by Seller of a customary agreement relating to such access) of the Company and its Subsidiaries and shall be permitted to review and make copies of the working papers of Purchaser and its independent auditors (if any) relating only to the Notice of Disagreement. If, at the end of such 30-day period, Seller and Purchaser have not so resolved such differences, Seller and Purchaser shall submit to Ernst & Young LLP (the “Accounting Firm”) for review and resolution any and all matters which remain in dispute. Seller and Purchaser shall use reasonable efforts to cause the Accounting Firm to render a decision resolving the matters in dispute within 30 days following the submission of such matters to the Accounting Firm. Seller and Purchaser agree that the determination of the Accounting Firm shall be final and binding on the parties. Except as specified in the following sentence, the fees and expenses of the Accounting Firm pursuant to this Section 2.3(e) shall be borne by Seller and Purchaser in inverse proportion as they may prevail on matters resolved by the Accounting Firm. The proportionate allocations shall also be calculated by the Accounting Firm at the time the Accounting Firm resolves the matters in dispute. The fees and expenses of Seller’s independent auditors incurred in connection with the review of any Notice of Disagreement shall be borne by Seller, and the fees and expenses of Purchaser’s independent auditors incurred in connection with their review of the Closing Date Balance Sheet and the calculation of the Final Net Equity and Final Purchase Price shall be borne by Purchaser.

(f) If the Estimated Purchase Price is less than the Final Purchase Price, Purchaser shall, and if the Estimated Purchase Price is greater than the Final Purchase Price, Seller shall, in either case within 10 Business Days after the Closing Date Balance Sheet, the Final Net Equity and the Final Purchase Price become final and binding upon the parties, make payment to the other party by wire transfer of immediately available funds of the amount of such difference. The amount payable pursuant to this Section 2.3(f) shall be subject to reduction as provided in Section 2.3(g). In all cases, the amount so paid shall be adjusted as appropriate to allow compliance with Section 2.2(b) and Section 116 of the ITA.

(g) Notwithstanding the foregoing provisions of this Section 2.3, if the Closing Date Balance Sheet delivered by Seller pursuant to Section 2.3(b) and any Notice of Disagreement delivered by Purchaser pursuant to Section 2.3(d) both reflect a calculation of Final Net Equity and Final Purchase Price that if correct would require a payment by Purchaser pursuant to Section 2.3(f), then within 10 days after delivery of the Notice of Disagreement, Purchaser shall make a payment to Seller, in the manner provided in Section 2.3(f), in an amount equal to the lesser of (i) the amount payable by Purchaser pursuant to the calculation reflected in the Closing Date Balance Sheet delivered pursuant to Section 2.3(b) and (ii) the amount payable by Purchaser pursuant to the calculation reflected in the Notice of Disagreement. Any amount paid pursuant to this Section 2.3(g) shall be applied against, and correspondingly reduce, the amount payable under Section 2.3(f).

Section 2.4. Closing. The Closing shall be held at the offices of Fasken Martineau DuMoulin LLP, Suite 3700—66 Wellington Street West, Box 20 Toronto Dominion Centre, Toronto, Ontario, Canada, at 10:00 a.m. local time, on the second Business Day following the satisfaction or waiver of all conditions set forth in Article VI (other than conditions that, by their nature, are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) or at such other time or place as Purchaser and Seller mutually agree, except that in no event shall the Closing take place outside of Canada. The date of the Closing is referred to in this Agreement as the “Closing Date.” The Closing shall be deemed effective at 12:01 a.m., local time, on the Closing Date.

Section 2.5. Closing Deliveries by Purchaser. At the Closing, Purchaser will deliver or cause to be delivered to Seller:

(a) Subject to Section 2.2(b), the Estimated Purchase Price by wire transfer of immediately available funds to such account as Seller may direct by written notice delivered to Purchaser, which written notice shall be delivered by Seller to Purchaser at least three days prior to the Closing;

(b) duly executed counterparts of the Transaction Documents to which Purchaser is a party; and

(c) a duly executed certificate referred to in Section 6.3(d).

Section 2.6. Closing Deliveries by Seller. At the Closing, Seller will deliver to Purchaser:

(a) stock certificates or such other documents evidencing the Shares, in each case duly endorsed in blank or with a duly executed blank stock power attached sufficient to vest good and valid title to the Shares in Purchaser and all other documents as are required to effect the assignment, transfer and sale of the Shares to Purchaser;

(b) resignations, to be effective as of the Closing, of (i) Duncan Hannay, Ron White and Leslie Milrod, in each of their respective offices and capacities within the Company and any of its Subsidiaries, and (ii) such members of the board of directors of the Company and its Subsidiaries as are designated by Purchaser in writing;

(c) releases, to be effective as of the Closing, of (i) Duncan Hannay, Ron White and Leslie Milrod, (ii) Seller and its Affiliates, and (iii) all members of the board of directors of the Company and its Subsidiaries as are designated by Purchaser in writing in Section 2.6(b);

(d) duly executed counterparts of the Transaction Documents to which Seller is a party;

(e) a duly executed certificate referred to in Section 6.2(d);

(f) a duly executed license as contemplated by Section 5.9;

(g) a duly executed termination and release as contemplated by Section 5.18; and

(h) a Section 116 Certificate or notification from a Tax Authority in accordance with the Section 116 Escrow Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

OF SELLER

Seller represents and warrants to Purchaser that, except as set forth in the disclosure schedule delivered by Seller to Purchaser simultaneously with the execution and delivery of this Agreement (the “Seller Disclosure Schedule”):

Section 3.1. Organization and Qualification of Seller. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, license, use, lease and operate its assets and properties and to carry on its business as it is now being conducted.

Section 3.2. Authority; Non-Contravention; Approvals.

(a) Seller has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform the transactions contemplated by this Agreement and the Transaction Documents. The execution and delivery of this Agreement and the Transaction Documents and the performance by Seller of the transactions contemplated by this Agreement and the Transaction Documents have been approved by the Board of Directors of Seller and the sole shareholder of Seller, and no other corporate or other proceedings on the part of Seller are necessary to authorize the execution and delivery of this Agreement and the Transaction Documents by Seller and the performance by Seller of the transactions contemplated by this Agreement and the Transaction Documents. This Agreement has been, and upon their execution the Transaction Documents will be, duly executed and delivered by Seller and, assuming the due authorization, execution and delivery of this Agreement and the Transaction Documents by Purchaser, constitutes, and upon their execution the Transaction Documents will constitute, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms subject to applicable bankruptcy, insolvency, reorganization and other Laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only at the discretion of the court.

(b) The execution and delivery by Seller of this Agreement and the Transaction Documents and the performance by it of the transactions contemplated by this Agreement and the Transaction Documents will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws (or other comparable organizational documents) of Seller, the Company or any of its Subsidiaries, (ii) result in a violation or breach of or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination, of any contract or other instrument of any kind to which Seller, the Company or any of its Subsidiaries is now a party or by which any of their respective assets is bound or (iii) subject to obtaining the consents and approvals of and providing the notices due to be provided prior to Closing to Governmental

Authorities set forth in Section 3.2(c) of the Seller Disclosure Schedule, violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to Seller, the Company or any of its Subsidiaries or any of their respective assets other than, in the case of clauses (ii) and (iii) above, as would not have a Business Material Adverse Effect, and subject to the giving of notices and receipt of consents contemplated in Section 3.2(b) of the Seller Disclosure Schedule.

(c) Except as set forth in Section 3.2(c) of the Seller Disclosure Schedule, to this Agreement, no declaration, filing or registration with, or notice to, or authorization, consent, order or approval of, any Governmental Authority is required to be obtained or made in connection with or as a result of the execution and delivery of this Agreement and the Transaction Documents by Seller or the performance by Seller of the transactions contemplated by this Agreement and the Transaction Documents, other than such declarations, filings, registrations, notices, authorizations, consents, orders or approvals which, if not made or obtained, as the case may be, would not result in a Business Material Adverse Effect and would not prevent, or materially alter or delay, any of the transactions contemplated by this Agreement or the Transaction Documents.

Section 3.3. Ownership of Shares and Subsidiaries. Seller is the legal, registered and beneficial owner of the Shares and owns the Shares free and clear of all Encumbrances and any other rights of others, except for any Encumbrances created by this Agreement and the certificate of incorporation or bylaws (or other comparable organizational documents) of the Company (which shall be released, removed or satisfied on or prior to the Closing Date). Upon the delivery of the Shares by Seller to Purchaser in the manner contemplated under Article II, and the payment by Purchaser of the Estimated Purchase Price to Seller, Purchaser will acquire the beneficial and legal title to the Shares, free and clear of all Encumbrances except for restrictions on transfer under federal, state and provincial securities Laws or in the certificate of incorporation or bylaws (or other comparable organizational documents) of the Company or Encumbrances created or incurred by Purchaser or its Affiliates. Section 3.3 of the Seller Disclosure Schedule lists each of the Subsidiaries of the Company and sets out the authorized capital stock of each of the Subsidiaries of the Company and the beneficial and registered owners thereof. All of the shares set forth in Section 3.3 of the Seller Disclosure Schedule (i) constitute all of the issued and outstanding capital stock of each of the Subsidiaries of the Company and (ii) have been validly issued and are outstanding as fully paid and non-assessable. The beneficial and registered owners of the shares set forth in Section 3.3 of the Seller Disclosure Schedule own such shares free and clear of all Encumbrances and any other rights of others.

Section 3.4. Corporate Organization of the Company and its Subsidiaries. Each of the Company and its Subsidiaries is a company duly incorporated, amalgamated or continued and subsisting as a limited or unlimited liability company and is in good standing (to the extent such concept is recognized) under the Laws of its jurisdiction of organization and has all necessary corporate power and authority to carry on its business as now being conducted and to own, use and lease its assets. The Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing (to the extent such concept is recognized) as a foreign or extra provincial corporation in every jurisdiction in which such qualification or licensing is necessary because of the nature of the property owned, leased or operated by it or the nature of the business conducted by it, except where the failure to do so would not have a Business Material Adverse Effect. The Company is up to date in the filing of all corporate and similar returns under the Laws of every province in Canada except where such failure to be up to date would not have a Business Material Adverse Effect. Seller has made available to Purchaser complete and correct copies of the certificate of incorporation, articles of association and bylaws (or other comparable organizational documents), corporate minute books and stock ledgers of the Company and each of its Subsidiaries as in effect on the date of this Agreement.

Section 3.5. Capitalization. The authorized capital stock of the Company consists solely of 10,000,000 shares, without nominal or par value. The Shares constitute all of the issued and outstanding capital stock of the Company. All of the Shares have been validly issued and are outstanding as fully paid and non-assessable. There are no outstanding options, warrants or other rights of any kind to acquire from the Company any shares of capital stock of the Company or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire, any such additional shares, nor is the Company committed to issue any such option, warrant, right or security.

Section 3.6. Equity Investments. There are no outstanding options, warrants or other rights of any kind to acquire any shares of capital stock of any Subsidiary of the Company or securities convertible into or exchangeable for any additional shares of capital stock of any Subsidiary of the Company, nor is any Subsidiary of the Company committed to issue any such option, warrant, right or security. All issued and outstanding capital stock of each of the Subsidiaries of the Company is owned by the Company or a Subsidiary of the Company free and clear of all Encumbrances except for restrictions on transfer under federal, state and provincial securities Laws or the charter of the relevant Subsidiary. The Company does not have, directly or indirectly, any equity interest in any Person other than its Subsidiaries listed in Section 3.3 of the Seller Disclosure Schedule (other than equity interests held in the ordinary course of Business).

Section 3.7. Financial Statements.

(a) The books and records of the Company and its Subsidiaries are true and correct in all material respects and present fairly and disclose in all material respects the financial position of the Company and its Subsidiaries at the relevant dates and all material financial transactions of the Company and its Subsidiaries have been accurately recorded in such books and records in all material respects.

(b) Section 3.7(b) of the Seller Disclosure Schedule sets forth the audited financial statements of E*TRADE Canada Securities Corporation, including the balance sheet as at December 31, 2007, the statements of income, comprehensive income and retained earnings, and of cash flows for the year ended December 31, 2007 (the “Financial Statements”). The Financial Statements were prepared in accordance with GAAP on a basis consistent with prior periods (except to the extent that changes in GAAP require a different treatment or method than the treatment or method employed for prior periods) and fairly presents in all material respects the financial position and results of operations of E*TRADE Canada Securities Corporation as of and for the period then ended.

(c) Section 3.7(c) of the Seller Disclosure Schedule sets forth the combined unaudited balance sheet of the Company and its Subsidiaries as of March 31, 2008 (the “Balance Sheet Summary”). The column entitled “E*TRADE Canada” on the Balance Sheet Summary represents the combined balance sheet of the Company and its Subsidiaries as of March 31, 2008 and has been prepared in accordance with GAAP on a basis consistent with prior periods (except to the extent that changes in GAAP require a different treatment or method than the treatment or method employed for prior periods) and fairly presents in all material respects the financial position of the Company and its Subsidiaries as of such date, subject to normal year end adjustments and the absence of footnotes and similar presentation items therein. The column entitled “Adjusted E*TRADE Canada” on the Balance Sheet Summary represents the combined balance sheet of the Company and its Subsidiaries as of March 31, 2008 after giving effect to the adjustments in the column entitled “Excluded Assets” which adjustments reflect the repatriation of capital as contemplated by this Agreement and the transactions contemplated by the Technology Transfer Agreement as if such repatriation and transactions had occurred on March 31, 2008.

(d) Section 3.7(d) of the Seller Disclosure Schedule sets forth the unaudited profit and loss statement for each of the Company and its Subsidiaries for the year ended December 31, 2007

(the “P&L Bridge”). Each such profit and loss statement, prior to giving effect to the adjustments set forth in the P&L Bridge, has been prepared in accordance with GAAP on a basis consistent with prior periods (except to the extent that changes in GAAP require a different treatment or method than the treatment or method employed for prior periods) and fairly presents in all material respects the pre-Tax income and losses of each of the Company and its Subsidiaries for the period then ended, subject to normal year end adjustments and the absence of footnotes and similar presentation items therein. The eliminations and adjustments reflected on the P&L Bridge reflect consolidating eliminations as well as the removal of revenues and costs and related items which are not included in the Business being sold to Purchaser pursuant to this Agreement.

(e) Section 3.7(e) of the Seller Disclosure Schedule sets forth the unaudited profit and loss statement for the Business for the three month period ended March 31, 2008 (the “March 2008 P&L”). The March 2008 P&L gives effect, on a pro forma basis, to the consolidating eliminations as well as the removal of revenues and costs and related items from the pre-Tax income and losses of each of the Company and its Subsidiaries for such three month period (the “GAAP P&L,” which GAAP P&L has been prepared, in each case, in accordance with GAAP on a basis consistent with prior periods except to the extent that changes in GAAP require a different treatment or method than the treatment or method employed for prior periods) which are not included in the Business being sold to Purchaser pursuant to this Agreement, and fairly presents in all material respects, on such pro-forma basis, the pre-Tax income and losses of the Business for the three-month period then ended. The consolidating eliminations and revenue and cost and other adjustments made to the GAAP P&L in order to derive the March 2008 P&L were determined using the same principles and methodologies as used in determining the adjustments shown in the P&L Bridge.

Section 3.8. Liabilities.

(a) The Company and its Subsidiaries do not have any Liabilities, except for Liabilities (i) reflected in the Balance Sheet Summary, (ii) that were incurred since the date of the Balance Sheet Summary in the ordinary course of business consistent with past practice or (iii) that would not have a Business Material Adverse Effect.

(b) No current or former director, officer or employee of the Company or its Subsidiaries or any Person not dealing at arm’s length within the meaning of the ITA with any such Person, the Company or its Subsidiaries is indebted to the Company or its Subsidiaries, except such indebtedness as relates to broker accounts.

Section 3.9. Absence of Certain Changes or Events. From the date of the Balance Sheet Summary through the date of this Agreement, except as contemplated or required pursuant to the terms of this Agreement (a) there has not been any event, circumstance, change or effect that has had, or would reasonably be expected to have, a Business Material Adverse Effect and (b) the Business has been conducted only in the ordinary course consistent with past practice.

Section 3.10. Tax Matters.

(a) All material Tax Returns for periods beginning on or after September 1, 2000 required to be filed with any Tax Authority by the Company or any of its Subsidiaries have been filed in accordance with applicable Law, and all such Tax Returns were correct and complete in all material respects. All material Taxes shown as due and payable on such Tax Returns have been timely paid to the appropriate Tax Authority.

(b) For purposes of the Tax Treaty, Seller is resident of the United States and does not have a permanent establishment in Canada and no amount of any income arising from the sale of the Shares under this Agreement is effectively connected Canadian income or income from carrying on a business in Canada.

(c) The Shares are not taxable Quebec property as defined in Section 1094 of the Taxation Act (Quebec).

(d) For periods beginning on or after September 1, 2000, each of the Company and its Subsidiaries has withheld, and will have on the Closing Date, withheld any Taxes that are required by applicable Law to be withheld and has timely paid or remitted, and will have on the Closing Date paid and remitted, on a timely basis, the full amount of any Taxes that have been withheld, and are due, to the applicable Tax Authority.

(e) To the Knowledge of Seller, no audit or other administrative proceeding is pending or threatened in writing, and, to the Knowledge of Seller, no judicial proceeding is pending or threatened in writing, that involves any material Tax or material Tax Return filed or paid by or on behalf of the Company or any of its Subsidiaries.

(f) None of the Company or its Subsidiaries has outstanding assessments for Taxes, and, to the Knowledge of Seller, there do not exist any threatened assessment or other proceedings, negotiations or investigations in respect of Taxes, against the Company or its Subsidiaries.

Section 3.11. Employee Benefits.

(a) Neither the Company nor any of its Subsidiaries has any employees resident in the United States or maintains or contributes to any “employee benefit plan” as defined under ERISA that is subject to ERISA or Section 4975 of the Code.

(b) Section 3.11 of the Seller Disclosure Schedule contains a true and complete list of each Company Plan. Each Company Plan is, and its administration (including with respect to reporting and disclosure) is materially in compliance with, and none of Seller, the Company or any of its Subsidiaries has received any claim or written notice that any such Company Plan is not materially in compliance with, the terms of the applicable Company Plan or any applicable Laws. No Company Plan established or maintained for the benefit of any employees or former employees of the Company or its Subsidiaries is a “registered pension plan” (as defined in the ITA) or supplementary pension plan, and no such plan has ever been established or maintained for the benefit of any employee or former employee of the Company or its Subsidiaries. No Company Plan provides group retiree benefits.

(c) All contributions, premiums and other payments required by Law or any Company Plan to have been made under any such Company Plan to any fund, trust or account established thereunder or in connection therewith have been made.

(d) To the Knowledge of Seller, there is no suit, action, dispute, claim, arbitration or legal, administrative or other proceeding or governmental investigation pending or threatened alleging any breach of the terms of any Company Plan or of any fiduciary duties thereunder or violation of any applicable Law with respect to any such Company Plan.

(e) Except pursuant to employment and retention agreements, copies of which have been provided to Purchaser, neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former employee or director of the Company or its Subsidiaries (whether or not under any Company Plan), materially increase the benefits payable or provided under any Company Plan, result in any acceleration of the time of payment or vesting of any such benefit, or increase or accelerate employer contributions thereunder.

(f) With respect to each Company Plan, true, correct and complete copies of the applicable following documents have been made available to Purchaser: (i) all current plan documents and related trust documents, and any amendment thereto; (ii) summary plan descriptions; (iii) all contracts relating to such Company Plan with respect to which the Company or any of its Subsidiaries may have any material liability; and (iv) all material written communications to employees relating to such Company Plan (excluding communications regarding specific benefits claims), in all cases, since September 1, 2000.

Section 3.12. Labor Relations. There is no unfair labor practice charge or complaint or other proceeding pending or, to the Knowledge of Seller, threatened against the Company or any of its Subsidiaries. The Company and each of its Subsidiaries, are in material compliance with all Laws applicable to the Company and its Subsidiaries respecting employment and employment practices, terms, and conditions of employment, and wages, overtime and hours, and, to the Knowledge of Seller, none of them have engaged in any unfair labor practices, except in each case as would not have a Business Material Adverse Effect. None of the Company or any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to Persons employed by the Company or any of its Subsidiaries, nor does Seller know of any activities or proceedings of any labor union or other Person to organize any such employees. There is no labor strike, slowdown, work stoppage or lockout pending or, to the Knowledge of Seller, threatened against or affecting the Company or any of its Subsidiaries that would have a Business Material Adverse Effect. Section 3.12 of the Seller Disclosure Schedule sets out a complete list of all Transferred Employees (by employee identification number only), their total remuneration, including a breakdown of (a) salary, (b) bonus or other incentive compensation and (c) equity compensation, other terms and conditions of their employment (other than employee benefit plans), including accrued vacation, car allowance or lease, health or sports club membership fees, parking fees, professional dues and any other form of compensation and their total length of employment, including any prior employment that would affect calculation of years of service for any purpose.

Section 3.13. Litigation. There is no action, suit or proceeding pending or, to the Knowledge of Seller, threatened in writing against the Company or any of its Subsidiaries that, if determined adversely to the Company, would have a Business Material Adverse Effect. There are no outstanding orders, writs, judgments, decrees, injunctions or settlements with or of any Governmental Authority to which the Company or any of its Subsidiaries is subject or to which any of their respective properties is bound that would have a Business Material Adverse Effect.

Section 3.14. No Violation of Law; Permits.

(a) The operations of the Company and its Subsidiaries are being conducted in compliance with all applicable Laws, except where the failure to so comply would not have a Business Material Adverse Effect. The Company has not received any written notice from any Governmental Authority within the past three years asserting that the Company is not in compliance with applicable Law, except where such noncompliance would not have a Business Material Adverse Effect.

(b) Each of the Company and its Subsidiaries has obtained, and is in compliance with, all material Permits necessary to conduct the Business as presently conducted (collectively, the “Business Permits”), including but not limited to, Permits of the Canadian provincial securities regulatory authorities, IIROC or any other Governmental Authority required to operate their respective businesses and maintain their respective assets, except for such Business Permits the absence of which would not have a Business Material Adverse Effect.

(c) Notwithstanding the foregoing, the representations and warranties in Section 3.14(a) do not apply to matters covered by Sections 3.11 (Employee Benefits), 3.12 (Labor Relations), 3.20 (Environmental Matters) and 3.23 (Privacy Laws).

Section 3.15. Regulatory Matters.

(a) Neither the Company nor any of its Subsidiaries is a party or subject to, any agreement, consent decree or order, or other understanding or arrangement with, or any directive of any Governmental Authority which imposes any material restrictions on, or otherwise affects in any material respect, the conduct of the Business. Section 3.15 of the Seller Disclosure Schedule sets forth all compliance or enforcement proceedings, examinations, inspections, investigations or inquiries that are pending or, to the Knowledge of Seller, threatened, and all fines, sanctions and other measures imposed in the last three years by any Governmental Authority against, concerning or relating to the Company, any of its Subsidiaries or any of their respective directors, officers or employees, except for ordinary course regulatory audits and ordinary course inquiries pursuant to complaints filed by brokerage customers.

(b) The Company and its Subsidiaries and each of their respective employees which are or who are required to be registered as a dealer, an investment representative, a partner, director or officer of a dealer, a sales person or in a similar capacity with any Governmental Authority in connection with the conduct of the Business as currently conducted or operated is duly registered except for such non-registrations which would not have a Business Material Adverse Effect. Section 3.15 of the Seller Disclosure Schedule sets forth a true, correct and complete list of all Governmental Authorities with which the Company or any of its Subsidiaries is registered or by which it is licensed in connection with its conduct of the Business. Each such registration or license is in full force and effect, except where the failure to be so would not have a Business Material Adverse Effect.

(c) The Company and each of its Subsidiaries has filed with applicable Governmental Authorities true and complete copies of all Regulatory Documents required to be filed by it. The Regulatory Documents, at the time filed, complied in all material respects with the requirements of applicable Law.

Section 3.16. Contracts and Other Agreements.

(a) Section 3.16 of the Seller Disclosure Schedule contains a true and complete list of all of the following contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective assets is bound (each, a “Material Contract”):

(i) any contract with any Person containing any provision or covenant prohibiting or materially limiting the ability of the Company or any of its Subsidiaries to engage in any business activity or compete with any Person in any geographical area;

(ii) any contract of participation with any bank in any loan or any sales of assets of the Company or its Subsidiaries except the sale of repurchase or reverse repurchase agreements, securities or other similar financial transactions in the ordinary course of business;

(iii) any contract providing for the sale or servicing of any loan or other asset which constitutes a “recourse arrangement” under applicable regulation or policy promulgated by a Governmental Authority;

(iv) any material partnership, joint venture or shareholders’ contract, or agreement to share profits, with any Person;

(v) any contract or agreement for the acquisition of the securities or any material portion of the assets of any other Person outside the ordinary course of business;

(vi) any contract that provides for the guarantee, surety or similar obligation of any Person’s obligations;

(vii) any contract the primary purpose of which is providing indemnification to any other Person;

(viii) any continuing contract or agreement for the purchase of materials, supplies, equipment or services, involving in each case more than $250,000;

(ix) any contract or agreement for capital expenditures in excess of $250,000 in the aggregate;

(x) any contract related to indebtedness of the Company or any of its Subsidiaries in excess of $250,000 (other than indebtedness owing to the Company or any of its wholly-owned Subsidiaries);

(xi) any securitization currency exchange, commodities, derivative, interest rate, swap, cap, floor or other interest rate risk management agreement, or other hedging arrangement or agreement or any leasing transaction required to be capitalized by GAAP other than those entered into in the ordinary course of business in connection with the settlement of trades;

(xii) any out of the ordinary course contract, commitment, agreement or arrangement between the Company and/or any of its Subsidiaries, on the one hand, and any (a) current or former employee, officer or director of Company and/or any of its Subsidiaries, or (b) Seller or Affiliate (other than the Company or any of its Subsidiaries), on the other hand; and

(xiii) any other contract that involves the future payment or obligation by or to the Company or any of its Subsidiaries, or gives rise to income or revenues, of more than (a) $1,000,000 over the life of the contract entered in the ordinary course of business, or (b) $100,000 over the life of the contract entered outside the ordinary course of business.

(b) Except as would not result in a Business Material Adverse Effect, each Material Contract and Assigned Contract to which the Company or any of its Subsidiaries or, to the extent such contract relates to services provided to the Business, any of its Affiliates, is a party is in full force and effect and constitutes a legal, valid, binding agreement, enforceable against the Company, its Subsidiary or such Affiliate, as applicable, and, to the Knowledge of Seller, each other party thereto, in accordance with its terms. None of the Company, its Subsidiaries or its Affiliates (to the extent such contract relates to services provided to the Business), as applicable, or, to the Knowledge of Seller, any other party to each such contract is in violation or breach of, or in default under, nor has there occurred an event or condition that with the passage of time or giving of notice (or both) would constitute a default under, or permit the termination of, any such contract, except as would not result in a Business Material Adverse Effect.

(c) Seller has made available to Purchaser true and complete copies of each contract listed on Section 3.16 of the Seller Disclosure Schedule and the Assigned Contracts, together with all amendments and supplements thereto.

Section 3.17. Sufficiency of Assets. After giving effect to the transactions contemplated by the Transitional Services Agreement and the Technology Transfer Agreement and assuming all necessary consents and approvals have been obtained hereunder and thereunder, the tangible and intangible property of the Company and its Subsidiaries are sufficient for the continued conduct of the Business immediately following the Closing in substantially the same manner as conducted by the Company and its Subsidiaries prior to the Closing.

Section 3.18. Intellectual Property.

(a) Section 3.18(a) of the Seller Disclosure Schedule sets forth a true and complete list of all Owned Intellectual Property that is registered or applied for, and that is material to the business of the Company and its Subsidiaries as currently conducted. As of the date of this Agreement, the Company and its Subsidiaries have good and valid title to the Owned Intellectual Property. As of the Closing Date, the Company or a Subsidiary of the Company will have good and valid title to the Retained Assets.

(b) No claims are pending by any Person as to the use by the Company and its Subsidiaries of any Owned Intellectual Property or Licensed Intellectual Property (collectively, the “Business Intellectual Property”). The use by the Company and its Subsidiaries of all Owned Intellectual Property and, to the Knowledge of Seller, the use by the Company and its Subsidiaries of the Licensed Intellectual Property in the manner currently used, do not infringe on or otherwise misappropriate the intellectual property rights of any Person. To the Knowledge of Seller, no Person is infringing or otherwise misappropriating the Owned Intellectual Property.

(c) Seller has taken such measures as are reasonably necessary to preserve and protect the Business Intellectual Property so as to restrict the use thereof solely to authorized Persons.

(d) Section 3.18(d) of the Seller Disclosure Schedule lists all Licensed Intellectual Property (other than in respect of Off-the-Shelf Software). Except for Off-the-Shelf Software, such Licensed Intellectual Property is validly licensed to the Company and its Subsidiaries pursuant to a contract or a license agreement specifically identified in Section 3.18(d) of the Seller Disclosure Schedule.

(e) No open source software code, routines, libraries or other like publicly licensed components have been incorporated, bundled, aggregated or otherwise combined with software that constitutes Owned Intellectual Property.

Section 3.19. Real Property.

(a) Section 3.19 of the Seller Disclosure Schedule contains a true and complete list of each parcel of real property leased, subleased or occupied to or by the Company or any of its Subsidiaries (the “Leased Real Property”).

(b) The Company or a Subsidiary, as applicable, has valid leasehold interests in all Leased Real Property, in each case, free and clear of all Encumbrances other than Permitted Encumbrances and the Company or a Subsidiary, as applicable, is in possession of each parcel of Leased Real Property, together with all buildings, structures, facilities, fixtures and other improvements thereon.

(c) Each lease referred to in paragraph (a) above is a legal, valid and binding agreement, enforceable in accordance with its terms and none of Seller, the Company or any of its Subsidiaries has received written notice of any default thereunder.

(d) Seller has made available to Purchaser prior to the execution of this Agreement true and complete copies of all leases (including any amendments and extensions) with respect to the Leased Real Property.

(e) To the Knowledge of Seller, there are no condemnation or appropriation proceedings pending or threatened against any of such Leased Real Property or any plants, buildings or other structures thereon.

Section 3.20. Environmental Matters. Except as would not have a Business Material Adverse Effect: (i) each of the Company and its Subsidiaries is in material compliance with all Environmental Laws; (ii) none of the Company and its Subsidiaries has Released any Hazardous Substances at, on or under any Leased Real Property at concentrations currently requiring remedial action by the Company or any Subsidiary under Environmental Laws; (iii) there are no claims, notices, orders or proceedings from any Person, including any Governmental Authority, pending or, to the Knowledge of Seller, threatened in writing against the Company or any of its Subsidiaries alleging the material violation of Environmental Laws or material environmental liabilities; and (iv) none of the Company or any of its Subsidiaries or any of their respective assets is subject to any order, decree, injunction or other directive of any Governmental Authority and none of the Company or any of its Subsidiaries or any of their respective assets is subject to any agreement that requires it to pay to, reimburse, guarantee, pledge, defend, indemnify or hold harmless any person for or against any environmental liabilities.

Section 3.21. Restrictions on Business Activities. There is no material agreement, judgment, injunction, order or decree, as applicable, binding upon the Company or any of its Subsidiaries which has or could reasonably be expected to have the effect of (i) prohibiting or materially impairing any current or currently proposed business practice of the Company or any of its Subsidiaries, any acquisition of property by the Company or any of its Subsidiaries or the conduct of business by the Company or any of its Subsidiaries as currently conducted or proposed to be conducted by the Company or any of its Subsidiaries, or (ii) seeking to restrict the business activities of any Affiliate of the Company or any of its Subsidiaries.

Section 3.22. Absence of Certain Business Practices. None of the Company or any of its Subsidiaries or any of their respective directors, officers, employees or agents, or any other Person acting on their behalf, directly or indirectly, has to the Knowledge of Seller, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or any other Person that could reasonably be expected to subject the Company or any of its Subsidiaries to any damage or penalty in any civil, criminal or governmental litigation or proceeding.

Section 3.23. Privacy Laws. The collection, use and retention of the Personal Information by the Company and its Subsidiaries complies with all Privacy Laws, except where such noncompliance would not have a Business Material Adverse Effect. Seller has taken such measures as are reasonably necessary to preserve and protect the Personal information so as to restrict the use and disclosure thereof solely to authorized Persons. There has been no breach or any unauthorized incursion, intrusion, penetration, access, loss, alteration or destruction in respect of the Personal Information or data of any customer of the Company and its Subsidiaries, in any case that has occurred in the two years prior to the Closing.

Section 3.24. Brokers. No agent, broker, investment banker, financial advisor or other firm or Person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission for which Purchaser or any of its Subsidiaries could become liable in connection with the transactions contemplated by this Agreement as a result of any action taken by or on behalf of Seller or any of its Affiliates other than J.P. Morgan Securities Inc., whose fees and expenses will be paid by, or on behalf of, Seller (for greater certainty, whose fees and expenses shall not be for the account of Purchaser or any of its Subsidiaries, or the Company or any of its Subsidiaries).

Section 3.25. Investment Portfolio. Section 3.25 of the Seller Disclosure Schedule sets forth (i) a list and description of all investments of the Company and all of its Subsidiaries at the date hereof and (ii) a copy of the investment policies of the Company and its Subsidiaries. The Company and its Subsidiaries are in compliance with such investment policies in all material respects.

Section 3.26. Final Net Equity. The Final Net Equity will be, as of Closing, sufficient regulatory capital for the Company and its Subsidiaries in accordance with applicable Laws.

Section 3.27. No Other Representations. Except for the representations and warranties of Seller expressly set forth in Article III of this Agreement, neither Seller nor any other Person makes any other express or implied representation or warranty on behalf of Seller with respect to the Business, the Company or the transactions contemplated by this Agreement and the Transaction Documents. The representations and warranties made in this Agreement with respect to the Business, the Company and the transactions contemplated by this Agreement and the Transaction Documents are in lieu of all other representations and warranties Seller might have given Purchaser, including implied warranties of merchantability and implied warranties of fitness for a particular purpose. Purchaser acknowledges that all other warranties that Seller or the Company or anyone purporting to represent Seller or the Company gave or might have given, or which might be provided or implied by applicable law or commercial practice, with respect to the Company or the Business are hereby expressly excluded. Purchaser acknowledges that neither Seller or any other Person will have or be subject to any liability or indemnification obligation to Purchaser or any other Person resulting from the distribution in written or oral communication to Purchaser, or use by Purchaser of, any information, documents, projections, forecasts or other material made available to Purchaser during management interviews and presentations or otherwise in expectation of the transactions contemplated by this Agreement and the Transaction Documents, unless any of the foregoing is the subject of a representation and warranty herein.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller that:

Section 4.1. Organization and Qualification. Purchaser is a chartered bank duly organized, validly existing and in good standing under the Laws of Canada, as applicable, and has all requisite corporate power and authority to own, license, use or lease and operate its assets and properties and to carry on its business as it is now conducted.

Section 4.2. Authority; Non-Contravention; Approvals.

(a) Purchaser has all requisite power and authority to execute and deliver this Agreement and the Transaction Documents and to perform the transactions contemplated by this Agreement and the Transaction Documents. The execution and delivery of this Agreement and the Transaction Documents and the performance by Purchaser of the transactions contemplated by this

Agreement and the Transaction Documents have been approved by the Board of Directors of Purchaser and no other corporate proceedings on the part of Purchaser are necessary to authorize the execution and delivery of this Agreement or the Transaction Documents and the performance by Purchaser of the transactions contemplated by this Agreement and the Transaction Documents. This Agreement has been, and upon their execution the Transaction Documents will be, duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery of this Agreement and the Transaction Documents by Seller and any other Person which is a party thereto, constitutes and upon their execution the Transaction Documents will constitute, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with their respective terms subject to applicable bankruptcy, insolvency, reorganization and other Laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only at the discretion of the court.

(b) The execution and delivery by Purchaser of this Agreement and the Transaction Documents and the performance of the transactions contemplated by this Agreement and the Transaction Documents do not and will not (i) conflict with or result in a breach of any provisions of the constating documents of Purchaser, (ii) result in a violation or breach of or constitute a default (or an event which, with or without notice or lapse of time or both, would constitute a default) under, or result in the termination of, or the loss of a benefit under or accelerate the performance required by, or result in a right of termination, modification, cancellation or acceleration under, the terms, conditions or provisions of any contract or other instrument of any kind to which Purchaser is now a party or by which Purchaser or any of its properties or assets is bound or (iii) subject to obtaining the consents and approvals of Governmental Authorities set forth in Exhibit C to this Agreement, violate any order, writ, injunction, decree, statute, treaty, rule or regulation applicable to Purchaser other than, in the case of clauses (ii) and (iii) above, as would not result in a Purchaser Material Adverse Effect.

(c) Except as set forth in Exhibit C to this Agreement, no declaration, filing or registration with, or notice to, or authorization, consent, order or approval of, any Governmental Authority is required to be obtained or made in connection with or as a result of the execution and delivery of this Agreement and the Transaction Documents by Purchaser or the performance by Purchaser of the transactions contemplated by this Agreement and the Transaction Documents, other than such declarations, filings, registrations, notices, authorizations, consents, orders or approvals which, if not made or obtained, as the case may be, would not result in a Purchaser Material Adverse Effect.

Section 4.3. Financing. Purchaser has and will have funds sufficient to pay the Estimated Purchase Price at the Closing.

Section 4.4. Brokers. No agent, broker, investment banker, financial advisor or other firm or person is entitled to any brokerage, finder’s, financial advisor’s or other similar fee or commission for which Seller or any of its Subsidiaries could become liable in connection with the transactions contemplated by this Agreement as a result of any action taken by or on behalf of Purchaser or any of its Subsidiaries.

Section 4.5. Investment Intent. Purchaser is acquiring the Shares as principal for its own account, for the purpose of investment only and not with a view to, or for sale in connection with, any distribution thereof in violation of applicable securities Laws.

Section 4.6. Investment Canada Act. The Purchaser is a Canadian within the meaning of the Investment Canada Act (Canada).

Section 4.7. No Other Representations. Notwithstanding anything contained in this Agreement to the contrary, Purchaser understands and agrees that Seller has not made, and is not making, any representation or warranty whatsoever, express or implied, with respect to Seller, its Affiliates, the Company, the Business, the transactions contemplated hereby or any other matter, other than those representations and warranties of Seller expressly set forth in Article III of this Agreement.

ARTICLE V

COVENANTS

Section 5.1. Conduct of the Business. Except as otherwise permitted or provided in this Agreement and except as provided in Section 5.1 of the Seller Disclosure Schedule, without Purchaser’s consent (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Closing Date, Seller shall cause the Company and its Subsidiaries to conduct business only in the ordinary course and shall use its commercially reasonable efforts to preserve intact the present organization of the Company and its Subsidiaries, keep available the services of the present officers of the Company and its Subsidiaries and preserve relationships with key customers, suppliers, licensors, licensees, contractors, distributors and others having business dealings with the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, from the date of this Agreement to the Closing, except as otherwise permitted or provided in this Agreement and except as provided in Section 5.1 of the Seller Disclosure Schedule, Seller shall not permit the Company or any of its Subsidiaries to do any of the following without Purchaser’s consent (such consent not to be unreasonably withheld or delayed):

(a) sell, lease, encumber, transfer or dispose of any of its assets or acquire any assets or properties having a purchase price in excess of $1,000,000, except in the ordinary course of business;

(b) enter into any material commitment or transaction except in the ordinary course of business;

(c) incur, create or assume any indebtedness in excess of $1,000,000 in the aggregate, except in the ordinary course of business in relation to the initiation, processing and settlement of transactions, or take any action that results in an Encumbrance, other than a Permitted Encumbrance, being imposed on any asset of the Company or any Subsidiary;

(d) other than in the ordinary course of business, enter into, adopt, amend or terminate any Company Plan, increase the compensation or benefits of any officer, employee or consultant or pay or otherwise grant any benefit not required by any Company Plan, or enter into any contract to do any of the foregoing, except to the extent bound by applicable Law;

(e) (i) except for hires to fill open positions at market salaries and benefits, enter into or offer to enter into or (ii) except in the ordinary course of business, amend, terminate or waive any right under, any employment or consulting arrangement with any Person or any group of Persons;

(f) make or commit to make any new aggregate capital expenditures and commitments in excess of $1,000,000 (on a consolidated basis);

(g) except in the ordinary course of business, cancel any debts or waive any claims or rights that are material to the Company;

(h) except in the ordinary course of business, enter into, amend or terminate any contract of a type that, if in effect at the date of this Agreement, would be required to be disclosed pursuant to Section 3.16(a);

(i) except in the ordinary course of business, enter into any new transaction or any contract with any of its officers, directors or Affiliates;

(j) merge or consolidate with any other Person, or adopt a plan of complete or partial liquidation;

(k) issue, sell, otherwise dispose of, repurchase or redeem any capital stock or evidence of indebtedness or other securities, or grant any options, warrants, calls, rights or commitments or any other agreements of any character obligating it to issue any shares of capital stock or any evidence of indebtedness or other securities;

(l) make or authorize any change in its certificate of incorporation or bylaws;

(m) not settle any action, suit or proceeding in an amount greater than $250,000, individually, or $1,000,000 in the aggregate;

(n) make, or cause to be made, or otherwise enter into any transaction with respect to, any investment, trade or the use of any capital whatsoever of the Company or any of its Subsidiaries, other than to re-invest (not including any re-investment, directly or indirectly, involving or related to any securitization, currency exchange, commodities, derivative, interest rate, swap, cap, floor or other interest rate risk management agreement, or other hedging arrangement or agreement outside the ordinary course of business), in accordance with the Company’s or any of its Subsidiaries’ investment policies, any existing short-term investment whose term has expired or is up for renewal; or

(o) take, or agree or otherwise commit to take, any of the foregoing actions.

Section 5.2. Access to Information. Subject to compliance with applicable competition Laws, Seller shall provide Purchaser and its officers, directors, employees, agents, counsel, accountants, financial advisors, lenders, consultants and other representatives (together, its “Representatives”) with reasonable access during normal business hours, upon reasonable prior notice, to all personnel, officers, employees and properties of the Company and its Subsidiaries and the books and records relating to the Company and its Subsidiaries; provided, that such access does not interfere with the normal operations of the Company and its Subsidiaries. Seller shall furnish Purchaser and its Representatives with all such information and data (including copies of contracts, plans and other books and records) concerning the Company and its Subsidiaries and operations of the Company and its Subsidiaries as Purchaser or any of such Representatives reasonably may request in connection with such investigation; provided, however, that (i) the auditors and outside accountants of the Company and its Subsidiaries shall not be obligated to make work papers available unless Purchaser has signed a customary agreement relating to access to such work papers in form and substance reasonably acceptable to such auditors or accountants, as applicable, (ii) Seller shall not be obligated to make any information available that would, in the reasonable judgment of Seller, violate or jeopardize any applicable attorney-client or other privilege or any applicable contractual confidentiality obligation. All such information shall be kept confidential in accordance with the terms of the Confidentiality Agreement, dated as of May 23, 2008 (the “Confidentiality Agreement”), between Purchaser and Seller. On and after the Closing Date, Seller and its Affiliates shall keep all Proprietary Information (as defined in the Confidentiality Agreement) relating to the Company and its Subsidiaries that is in the possession of or known to Seller or its Affiliates confidential and the confidentiality and other provisions applicable to Purchaser pursuant to the Confidentiality Agreement

(other than paragraphs 3, 4, 8, 10, 11, 12 and 13 thereof) shall apply instead to, and become covenants of, Seller and its Affiliates, mutatis mutandis except that this obligation shall expire two years after the Closing Date.

Section 5.3. Filings with Governmental Authorities.

(a) As soon as practicable, Purchaser and Seller shall make all filings, notices or requests for approval required to be given or made to any Governmental Authority by Purchaser or Seller (including those to be made by or on behalf of the Company or any of its Subsidiaries), as the case may be, in connection with the sale and transfer of the Shares. Each party shall furnish or cause to be furnished to the other such information and assistance as it may reasonably request in order to prepare any filings or submissions or notices to be made or given by it but neither Purchaser nor Seller shall be obligated to provide to any Governmental Authority any undertakings or commitments other than those that are not unduly onerous or which are commonly provided in transactions of the nature and size contemplated by this Agreement. This Section 5.3(a) shall not apply to any filings to be made or approvals required under the Competition Act and under the Investment Canada Act (Canada).

(b) As soon as practicable and in any event within 10 Business Days after the date of this Agreement (or within such other period of time as the parties may agree), Purchaser shall, and Seller shall cause the Company to, prepare and file with the Commissioner an application for an advance ruling certificate, including a request, in the alternative, that the Commissioner waive, pursuant to subsection 113(c) of the Competition Act (Canada), the obligation to give the requisite notice (and if the Commissioner or one of the parties hereto requests a short-form or long-form pre-merger notification, they shall file such short-form or long-form pre-merger notification, as applicable, in addition to the application for an advance ruling certificate) pursuant to Part IX of the Competition Act in respect of the transactions contemplated by this Agreement.

(c) Purchaser and Seller shall (and Seller shall cause the Company to) promptly furnish to the Commissioner any additional information required or reasonably requested under the Competition Act. All requests and enquiries from the Commissioner shall be dealt with by the parties and the Company in consultation with the others (and Seller shall cause the Company to so consult). Each of the parties shall, and Seller shall cause the Company to:

(i) not extend or consent to any extension of any waiting period under the Competition Act or enter into any agreement with the Commissioner to not consummate any of the transactions contemplated in this Agreement, except with the consent of the others;

(ii) promptly notify the others of written communications of any nature from the Commissioner relating to such transactions and provide the others with copies thereof, except to the extent of competitively sensitive information, which competitively sensitive information will be provided only to the external legal counsel or external expert of the other and will not be shared by such counsel or expert with any other Person;

(iii) permit the others to review in advance any proposed written communications of any nature with the Commissioner relating to such transactions, and provide the others with final copies thereof, except to the extent of competitively sensitive information, which competitively sensitive information will be provided only to the external legal counsel or external expert of the other and will not be shared by such counsel with any other Person; and

(iv) not participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with the Commissioner in respect of any filing, investigation or inquiry concerning such transactions unless it consults with the others in advance and gives the others the opportunity to attend and participate thereat (except where the Commissioner expressly requests that the others should not be present at the meeting or discussion or part or parts of the meeting or discussion, or except where competitively sensitive information may be discussed, in which case every effort will be made to allow external legal counsel to participate).

(d) Purchaser shall pay the filing fee relating to the filing under the Competition Act.

Section 5.4. Transfer Taxes. All transfer, registration, stamp, documentary, sales, use and similar Taxes (including all applicable real estate transfer or gains Taxes and transfer Taxes), any penalties, interest and additions to Tax, and fees incurred in connection with the transactions contemplated by this Agreement (“Transfer Taxes”) shall be the sole responsibility of and be timely paid by Purchaser regardless of whether Seller is liable for such Transfer Taxes under applicable Law. The Purchase Price shall be paid by Purchaser to Seller without any reduction or withholding for any Transfer Tax except as required by Section 116 of the ITA. Seller and Purchaser shall cooperate in the timely making of all filings, returns, reports and forms as may be required in connection with any Transfer Tax.

Section 5.5. Employee Matters. Purchaser shall cause the Company and its Subsidiaries to take the following actions with respect to the Transferred Employees under any employee plans other than a Company Plan for which such employee may become eligible after Closing: (i) waive any limitations regarding pre-existing conditions and eligibility waiting periods under any welfare or other employee benefit plan maintained by any of them on and after the Closing to the extent such pre-existing condition or waiting period did not apply to the employee under a comparable plan of the Company immediately prior to the Closing; (ii) provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Closing for the calendar year in which the Closing occurs, in satisfying any applicable deductible or out-of-pocket requirements under such welfare plans or other employee benefit plans; and (iii) for all purposes (other than for purposes of benefit accruals under any defined benefit pension plan) under all compensation and benefit plans and policies applicable to the Transferred Employees, treat all service by the Transferred Employees with the Company or any of its Subsidiaries before the Closing as service with Purchaser and its Subsidiaries.

Section 5.6. Public Announcements. Until the Closing, neither Purchaser nor Seller nor any of their respective Affiliates shall issue or cause the dissemination of any press release or other public announcements or statements with respect to this Agreement or the transactions contemplated hereby without consulting with the other party prior to issuing such press release, announcement or statement.

Section 5.7. Further Assurances; Post-Closing Cooperation.

(a) From time to time after the Closing, without additional consideration, each of the parties hereto will (or, if appropriate, cause their Affiliates to) execute and deliver such further instruments and take such other action as may be necessary to make effective the transactions contemplated by this Agreement and the Transaction Documents. If any party to this Agreement following the Closing shall have in its possession any asset or right that under this Agreement should have been delivered to the other, such party shall promptly deliver such asset or right to the other.

(b) Following the Closing, each party will afford the other party and its Representatives (i) such access as the other party may reasonably request to all books, records and other data and information relating to the Company and its Subsidiaries and (ii) the right to make copies and extracts therefrom at the cost of the party requesting such copies and extracts. Further, each party agrees for a period extending seven years after the Closing Date not to destroy or otherwise dispose of any such books, records and other data unless such party shall first offer in writing to surrender such books, records and other data to the other party and such other party shall not agree in writing to take possession thereof during the ten-day period after such offer is made.

(c) Following the Closing, Purchaser shall use its commercially reasonable efforts to cause the public filings and registrations of the Company and its Subsidiaries with any Governmental Authority, membership organization or stock exchange, as applicable, to be changed or updated in order to reflect the post-Closing directors, officers and registered representatives of the Company and its Subsidiaries.

Section 5.8. Contact with Customers and Suppliers. Prior to the Closing, neither Purchaser nor any Affiliate, officer, director, advisor, agent, employee or other representative of Purchaser shall contact any employee, customer, supplier or other Person having a commercial relationship with the Company or any Subsidiary about this Agreement or the transactions contemplated herein without the prior written consent of Seller in each instance, unless in accordance with an agreed communication plan between Purchaser and Seller. The Seller acknowledges that there is overlap between customers and suppliers of the Company and its Subsidiaries and the customers and suppliers of the Purchaser and its Affiliates, and that this provision in no way restricts the Purchaser or its Affiliates from conducting its business with such customers and suppliers in the ordinary course of business consistent with past practice.

Section 5.9. Use of Names. For a period of 180 days after the Closing Date (the “End Date”), Seller shall grant or cause to be granted to Purchaser and its Affiliates a license, which shall be royalty free, non-assignable and non-sublicenseable, to use in the Business the names, designations, symbols, trade names, trademarks, logos and service marks used in the operation of the Business prior to the Closing Date (except for the Trademarks which are dealt with exclusively by the Technology Transfer Agreement) (collectively, the “E*TRADE Marks”). Following the End Date Purchaser will, and will cause its Subsidiaries and Affiliates to, cease the use of the E*TRADE Marks, and will eliminate the use of any other designation indicating affiliation after the Closing Date with Parent or any of its Affiliates. As promptly as practicable (and in any event prior to the End Date) after the Closing Date, Purchaser shall change all names on all signage and all stationery, contracts, and other business forms and documents to names which do not use any of the E*TRADE Marks or the name “E*TRADE”.

Section 5.10. Purchaser Non-Compete.

(a) Purchaser covenants and agrees that from and after the Closing Date for a period of five years thereafter, Purchaser will not, and will cause its Affiliates not to, directly or indirectly, employ or use the Excluded Assets or the Retained Assets (except for the Excluded Database, the software listed on Schedule E2 to the Technology Transfer Agreement and subject to the rights of Purchaser and its Affiliates under Section 2.1(b) and Section 4.2(b) of the Technology Transfer Agreement) to provide services for customers who are non-Canadians. Nothing in this Agreement shall prohibit or otherwise limit Purchaser or any of its Affiliates from using such technology or intellectual property referred to in the preceding sentence to provide Canadian customers of Purchaser or any of its Affiliates any products or services following the Closing Date (nor shall it give rise to a termination right under the Technology Transfer Agreement).

(b) The parties hereto recognize that the laws and public policies of the various states of the United States and provinces of Canada may differ as to the validity and enforceability of covenants similar to those set forth in Section 5.10 through and including Section 5.14. It is the intention of the parties that the provisions of Section 5.10 through and including Section 5.14 be enforced to the fullest extent permissible under the Laws of each jurisdiction in which enforcement may be sought, and that the unenforceability (or the modification to conform to such Laws) of any provisions of Section 5.10 through and including Section 5.14 shall not render unenforceable, or impair, the remainder of the provisions of the applicable section. Accordingly, if any provision of Section 5.10 through and including Section 5.14 shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall be deemed to apply only with respect to the operation of such provision in the particular jurisdiction in which such determination is made and not with respect to any other provision or jurisdiction.

(c) The parties to this Agreement acknowledge and agree: (i) that for purposes of Section 5.10, Section 5.11 and Section 5.12, from time to time Persons other than Purchaser and Seller may take actions that will result in Purchaser or Seller being in technical violation of one or more of such Sections and if such violation was not caused, facilitated or permitted by Purchaser or Seller, as the case may be, such party shall not be deemed to have breached such Section; provided that Purchaser or Seller, as the case may be, shall have used its reasonable best efforts to cure such violation upon becoming aware of such violation; and (ii) that any remedy at law for any breach of the provisions of Section 5.10, Section 5.11 or Section 5.12 would be inadequate, and hereby consent to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary loss being proved, in order that the breach or threatened breach of such provisions may be effectively restrained.

Section 5.11. Seller Non-Compete. Seller covenants and agrees that from and after the Closing Date for a period of five years thereafter, Seller will not, and will cause its Affiliates not to, directly or indirectly, engage in the Business. Notwithstanding the foregoing, neither Seller nor any of its Affiliates shall be prohibited from:

(a) using the ETN as permitted by Section 5.12;

(b) acquiring or owning as a passive investment, for its own account, directly or indirectly, less than 10% of the outstanding capital stock of any publicly traded company engaged in the Business (which 10% threshold shall be calculated taking into account aggregate ownership by Seller and its Affiliates);

(c) acquiring or owning as a passive investment, for its own account, directly or indirectly, less than 10% of the outstanding equity or voting power of any privately held company engaged directly or indirectly in the Business (which 10% threshold shall be calculated taking into account aggregate ownership by Seller and its Affiliates);

(d) acquiring any entity which is engaged in the Business (the “Entity”) if, in its last full fiscal year prior to such acquisition the consolidated revenues of the Entity from that portion of its business which if conducted by Seller or its Affiliates would violate this Section 5.11, constituted less than 50% of the total revenues of the Entity, whether such acquisition is accomplished through the acquisition of shares or assets of or merger, amalgamation or other business combination;

(e) directly or indirectly selling, or suffering the sale of, all or a controlling interest in its shares or the shares of any of its Subsidiaries or all or substantially all of its assets to or otherwise being acquired by any Person or effecting a merger of equals transaction; provided, that Seller and its Affiliates shall remain bound by this Section 5.11 and provided further that the acquiring Person and the Person who ultimately controls such acquiring Person provides the written agreement contemplated by the Guarantee Agreement;

(f) to the extent otherwise in compliance with clauses (b) and (c) above, conducting merchant banking, private equity, hedge fund or asset management activities in the ordinary course of business and in connection therewith, acquiring, directly or indirectly, capital stock or other equity interests (including, but not limited to, options, warrants, convertible securities and other rights to acquire capital stock and other equity interests) in any Person, including, without limitation, a Person engaged directly or indirectly in the Business;

(g) engaging in or providing brokerage services, including retail brokerage services, through any business or distribution channel or in conjunction with the provision of any other products or services, so long as such activities do not constitute the conduct of the Business;

(h) offering, selling, trading and dealing equity securities, options, derivatives and other securities, whether registered or unregistered, including through distribution channels owned and operated by Parent and its Affiliates or third parties, so long as such activities do not constitute the conduct of the Business;

(i) engaging in correspondent securities clearing, payment and settlement activities;

(j) acquiring, directly or indirectly, any voting stock, capital stock or other equity interests (including convertible securities) of any Person in connection with any hedging or other customer or proprietary driven derivatives or foreign exchange products;

(k) providing investment banking, financial advisory, commercial financing, banking, trust, custody, cash management, back office, outsourcing or other similar services or products, including to or in support of another Person engaged in the Business;

(l) providing services through Parent’s Corporate Services Group or its successor through Purchaser or one of its Affiliates or, absent reaching the agreement contemplated by Section 5.15 of this Agreement, another broker-dealer in Canada; or

(m) performing its obligations under this Agreement and the Transaction Documents.

Purchaser acknowledges and agrees that in any merger, amalgamation or combination permitted by clause (d) above, as long as the proviso in Section 5.11(d) is complied with, the Entity shall not be restricted in any manner whatsoever from continuing to operate its business in the same manner as it did preceding such event.

Section 5.12. Restricted Use of ETN Assets. Notwithstanding anything to the contrary in this Agreement, Seller covenants and agrees that from and after the Closing Date for a period of five years thereafter, Seller will not, and will cause its Affiliates not to, directly or indirectly sell or license to a third party or employ or use the ETN, in each case, to provide services to Canadian customers. Nothing in this Agreement shall preclude Parent or any of its Affiliates from routing orders initiated by Parent, its Affiliates or its non-Canadian customers through the use of the ETN initiated outside of Canada, to marketplaces in Canada, provided the delivery of the order to a marketplace in Canada is not achieved directly through the use of the ETN by Parent or its Affiliates, except if such delivery is performed by Purchaser or one of its Affiliates.

Section 5.13. Restricted Use of E*TRADE Brand. Subject to the Transitional Services Agreement and Section 5.9, from and after the Closing Date for a period of seven years thereafter, Seller shall not, and shall cause its Affiliates not to, license or sell to third parties or use, advertise or display the E*TRADE Brand or the E*TRADE Marks in Canada for purposes of acquiring online retail brokerage customers in Canada or providing online retail brokerage services to customers in Canada (other than those customers serviced by Parent’s Corporate Services Group (or such group’s successor) which shall not be prohibited by any provision of this Agreement), nor any name or brand containing or confusingly similar to same, whether alone or in conjunction with any other word or design components, and whether by or for themselves or by or through any licensee or successor in title, and the foregoing prohibition shall apply to all use, advertising and display as aforesaid, whether as a trademark, trade name, business name, domain name, trading style or any other indication of origin.

Section 5.14. Non-Solicitation; Non-Hire. From and after the date of this Agreement for a period of 18 months after the Closing Date, Seller shall not, and shall cause its Affiliates not to, in any manner, directly or indirectly, solicit or induce any Transferred Employee or encourage any such Transferred Employee to terminate his or her employment with Purchaser or any of its Affiliates, or hire such Transferred Employee in any capacity without the prior written consent of Purchaser; provided that the foregoing covenant shall not restrict Seller or any of its Affiliates from making any general public solicitation of employees (whether through advertisements, recruiting firms or other means) not targeted at Transferred Employees or from employing any Transferred Employee who responds to such general solicitation.

Section 5.15. Provision of Other Services. On or prior to the Closing Date, the parties will negotiate in good faith to enter into an agreement with respect to the provision of broker-dealer and trade execution and related services to Parent’s Corporate Services Group (or such group’s successor) for all periods following the Closing Date. Purchaser shall, and shall cause its Affiliates to, use their best efforts to provide the same customer experience as provided to Parent’s Corporate Services Group’s customers as of the date of this Agreement.

Section 5.16. Enforcement of Confidentiality Agreements. From and after the Closing, Seller shall not waive the benefits of, or agree to modify in any manner, any confidentiality, non-solicitation or similar agreement, or fail to enforce any such agreement for and on behalf of the Company and its Subsidiaries to the fullest extent practicable, including by seeking injunctive relief and specific performance, to the extent such confidentiality, non-solicitation or similar agreement relates to the Company and its Subsidiaries or their employees. Purchaser acknowledges and agrees that its sole remedy in respect of a breach by Seller of this Section 5.16 shall be to seek specific performance.

Section 5.17. Transitional Services. Following the date of this Agreement and prior to the Closing Date, Seller and Purchaser agree to use their respective reasonable best efforts to finalize the Transition Services (as defined in the Transitional Services Agreement) set forth on Exhibit A and Exhibit B to the Transitional Services Agreement. Seller and Purchaser further agree to take or cause to be taken all actions contemplated to be taken by them or their Affiliates in advance of Closing pursuant to the terms of the Transitional Services Agreement.

Section 5.18. Affiliate Contracts. On or prior to the Closing Date, the parties will negotiate in good faith to enter into an agreement with respect to the termination of an agreed upon list of inter-company contracts and agreements between the Company and its Affiliates, on the one hand, and the Seller and its Affiliates (excluding the Company and its Subsidiaries), on the other hand, that are no longer necessary for the continued operation of the Business after Closing. The agreement to be executed will contain a mutually agreeable termination of the agreed contracts and agreements (including certain categories of contracts and agreements which may be identified by Purchaser following the Closing Date) and a release of Purchaser and its Affiliates from all liabilities and obligations under the agreed upon contracts and agreements.

ARTICLE VI

CONDITIONS

Section 6.1. Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Closing are subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) All consents and approvals of Governmental Authorities set out in Section 3.2(c) of the Seller Disclosure Schedule and Exhibit C to this Agreement shall have been obtained, including the Competition Act Approval.

(b) No statute, rule, regulation, order, decree or injunction shall have been enacted, entered, promulgated or enforced by a Governmental Authority that prohibits the consummation of the transactions contemplated by this Agreement.

Section 6.2. Conditions to Purchaser’s Obligations. The obligations of Purchaser to effect the Closing are further subject to the satisfaction or waiver by Purchaser at or prior to the Closing of the following conditions:

(a) The representations and warranties made by Seller in this Agreement shall be true and correct, in each case at and as of the Closing Date (without regard to any qualification therein as to materiality or Business Material Adverse Effect) as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time), except where any failures to be true and correct would not, in the aggregate, have a Business Material Adverse Effect.

(b) Seller shall have performed and complied in all material respects with the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Seller at or before the Closing.

(c) The Transaction Documents shall have been duly executed and delivered by all parties thereto other than Purchaser.

(d) Seller shall have delivered to Purchaser a certificate, dated the Closing Date and duly executed by an authorized officer of Seller to the effect specified in Section 6.2(a) and 6.2(b).

(e) No Business Material Adverse Effect shall have occurred on or prior to the Closing Date.

(f) Seller shall have delivered to Purchaser resignations, to be effective as of the Closing, of Duncan Hannay, Ron White and Leslie Milrod, in each of their respective offices and capacities within the Company and any of its Subsidiaries.

(g) Seller shall have delivered to Purchaser releases in favor of the Company and its Subsidiaries, to be effective as of the Closing, of Duncan Hannay, Ron White and Leslie Milrod, in each case, in the form attached hereto as Exhibit D to this Agreement.

Section 6.3. Conditions to Seller’s Obligations. The obligations of Seller to effect the Closing are further subject to the satisfaction or waiver by Seller at or prior to the Closing of the following conditions:

(a) The representations and warranties made by Purchaser in this Agreement shall be true and correct, in each case at and as of the Closing Date (without regard to any qualification therein as to materiality or Purchaser Material Adverse Effect) as if made on that date (except in any case that representations and warranties that expressly speak as of a specified date or time need only be true and correct as of such specified date or time), except where any failures to be true and correct would not, in the aggregate, have a Purchaser Material Adverse Effect.

(b) Purchaser shall have performed and complied with, in all material respects, the agreements, covenants and obligations required by this Agreement to be so performed or complied with by Purchaser at or before the Closing.

(c) The Transaction Documents shall have been duly executed and delivered by Purchaser.

(d) Purchaser shall have delivered to Seller a certificate, dated the Closing Date and duly executed by an authorized officer of Purchaser to the effect specified in Section 6.3(a) and Section 6.3(b).

ARTICLE VII

POST-CLOSING TAX MATTERS

Section 7.1. Section 338 Election. Purchaser shall not make, nor shall it cause or permit the Company or any Subsidiary of the Company to make, any election under Section 338 of the Code without the prior written permission of Seller.

Section 7.2. Preparation and Filing of Tax Returns. Seller shall prepare or cause to be prepared in accordance with applicable Law and timely file any Tax Returns due, after taking into account any applicable extensions, on or before the Closing Date in respect of the Company and its Subsidiaries and shall pay or accrue, or cause to be paid or accrued, any and all Taxes with respect to such Tax Returns. Purchaser shall prepare or cause to be prepared in accordance with applicable Law and timely file all Tax Returns of the Company and its Subsidiaries not based on gross or net income that are due after the Closing Date for Pre-Closing Tax Periods or for Straddle Periods and shall pay or cause to be paid any and all Taxes with respect to such Tax Returns. Seller shall prepare or caused to be prepared in accordance with applicable Law and timely file all Tax Returns based on gross or net income of the Company or its Subsidiaries due after the Closing Date for Pre-Closing Tax Periods or for Straddle Periods. The Purchaser shall pay or cause to be paid all Taxes accrued or payable at the Closing Date when such Taxes are due for payment, provided that such Taxes are provided for in the Balance Sheet Summary. All Tax Returns prepared for Tax periods ending on or before the Closing Date or for Straddle Periods shall be prepared in a manner consistent with the past practices of the Company and its Subsidiaries. In the case of any Tax Return required to be prepared by Seller or Purchaser in respect of a Straddle Period or a Pre-Closing Tax Period, Seller or Purchaser shall provide a copy of such Tax Return to such other party for its review and approval (not to be unreasonably withheld or delayed) at least 15 days prior to filing such Tax Return.

Section 7.3. Cooperation on Tax Matters. Purchaser and Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation and filing of any Tax Return and any audit or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such audit or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Purchaser and Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any Pre-Closing Tax Period and Straddle Period, and to abide by all record retention agreements entered into with any Tax Authority, and (ii) to give the other party reasonable written notice prior to destroying or discarding any such books and records and, if the other party so requests, Purchaser or Seller, as the case may be, shall allow the other party to take possession of such books and records.

Section 7.4. Objections, Examinations, Appeals and Judicial or Administrative Proceedings. If Purchaser, the Company or any of its Subsidiaries is notified of the commencement by a Governmental Authority of any objection, examination, appeal or judicial or administrative proceeding with respect to Taxes in respect of any Pre-Closing Tax Period or Straddle Period for which Seller may have an obligation to indemnify Purchaser pursuant to Section 8.2 (a “Tax Claim”), then notwithstanding any other provision of this Agreement, the following procedures shall apply instead of the procedures described in Section 8.5(b). Purchaser shall promptly, and in any event within 10 days, notify Seller of a Tax Claim. Seller may, upon notice to Purchaser, assume the settlement or defense of such Tax Claim. Seller shall bear the costs associated with the Tax Claim and shall act reasonably in cooperating and completing any necessary objections or related filings. Purchaser shall, and shall cause the Company and its Subsidiaries to, execute any documents or take any other actions necessary to implement the foregoing.

Section 7.5. Amended Tax Returns. Purchaser shall not amend or adjust any Tax Return for any Pre-Closing Tax Period or Straddle Period without the prior written consent of Seller, except to the extent necessary to claim a loss realized in a Post-Closing Tax Period as permitted by Section 111 of the ITA.

Section 7.6. Consistency. Purchaser shall not cause the Company or its Subsidiaries to take any positions in filing Tax Returns in respect of any Pre-Closing Tax Period, Straddle Period or Post-Closing Tax Period that are inconsistent with the positions taken for Pre-Closing Tax Periods without the prior written consent of Seller, which consent shall not be unreasonably withheld or delayed.

Section 7.7. Refunds. Purchaser shall pay or cause to be paid to Seller any refunds of Taxes, together with interest, attributable to any Pre-Closing Tax Period or Straddle Period that exceed the amounts, if any, accrued reserved for such refunds on the Balance Sheet Summary that is received by

Purchaser, the Company or any Subsidiary as a consequence of objections, examinations, appeals or judicial or administrative proceedings undertaken in accordance with Section 7.4. Such refunds, together with interest, shall be paid to Seller within five Business Days after such refund is received by Purchaser, the Company or any Subsidiary. For purposes of this Section 7.7, a refund shall include actual receipt of a refund or interest, as well as a credit or offset of or against any other actual or estimated Tax liability or any interest or penalties on such Tax liability.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

Section 8.1. Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties of Seller and Purchaser contained in this Agreement will survive the Closing (a) indefinitely with respect to the representations and warranties contained in Sections 3.1 [organization and qualification], 3.2(a) [authority], 3.3 [ownership of Shares and Subsidiaries], 3.24 [brokers], 4.1 [organization and qualification], 4.2(a) [authority] and 4.4 [brokers], (b) with respect to any Tax matter included in the Tax representations and warranties in Section 3.10, until the 90th day after the expiration of the last of the relevant limitation periods for such Tax matters contained in the ITA, the Code and any other legislation imposing Tax on the Company or its Subsidiaries subsequent to the expiration of which an assessment or other form or recognized document assessing liability for Tax for the period ended on the date of the Balance Sheet Summary cannot be issued to the Company or any of its Subsidiaries in respect of the particular item and (c) until the date that is 18 months after the Closing Date in the case of all other representations and warranties; provided, however, that any representation or warranty that would otherwise terminate in accordance with clause (b) or (c) above will continue to survive if a notice of a claim shall have been given under this Article VIII on or prior to the date on which it otherwise would terminate, until the related claim for indemnification has been satisfied or otherwise resolved as provided in this Article VIII, but such survival shall only be with respect to the matters covered by such notice of claim. Except as otherwise expressly provided in this Agreement, each covenant hereunder shall survive without limit. None of the Seller Indemnified Parties or the Purchaser Indemnified Parties shall be entitled to assert any claim for indemnification pursuant to the terms of this Agreement or otherwise after the expiration of the applicable survival period with respect to the representations and warranties alleged to have been inaccurate in any such claim.

Section 8.2. Indemnification of Purchaser.

(a) Representations and Warranties and Covenants. Seller shall indemnify and hold harmless Purchaser, its Affiliates and their respective successors and their respective officers, directors, employees and agents (collectively, the “Purchaser Indemnified Parties”) from and against any and all Losses that may be asserted against, or paid, suffered or incurred by any Purchaser Indemnified Party that arise out of or result from (i) any inaccuracy in or any breach of any representation and warranty made by Seller in this Agreement as of the date of this Agreement or as of the Closing Date as if such representation or warranty was made on the Closing Date, except in the case of representations and warranties that expressly speak as of a specified date or time which shall only be made as of such specified date (in both cases, without regard to any qualification therein as to Business Material Adverse Effect except with respect to the representations and warranties of Seller contained in Section 3.8 and Section 3.9), (ii) any failure by Seller to perform or fulfill any of its covenants or agreements required to be performed by Seller under this Agreement (other than the covenant contained in Section 5.16), and (iii) the matters set forth on Schedule 8.2(a)(iii) to this Agreement.

(b) Taxes. Seller shall indemnify and save harmless the Purchaser Indemnified Parties from and against any Liability for Taxes owing or which may become owing by the Company or any of its Subsidiaries, including any Liability for Taxes under the Code as a result of consolidated tax returns filed by Seller or any of its Affiliates, in respect of any Pre-Closing Tax Period and in respect of the portion of any Straddle Period ending on the Closing Date, but only to the extent that the Liability for Taxes exceeds the amount accrued or reserved for Tax in the determination of Final Net Equity pursuant to Section 2.3. For the avoidance of doubt, in the event of any indemnification by Seller pursuant to this Section 8.2 against a Liability for Taxes for a Pre-Closing Tax Period or the portion of a Straddle Period ending on the Closing Date in respect of a timing difference (such as, for example, the acceleration of an item of income from a Post-Closing Tax Period to a Pre-Closing Tax Period or the deferral of a deduction from a Pre-Closing Tax Period to a Post-Closing Period), the amount of indemnification shall be reduced by the amount of the applicable Tax benefit reasonably expected to be realized by the Purchaser Indemnified Parties in Post-Closing Tax Periods or the portion of Straddle Periods beginning after the Closing Date. For purposes of the preceding sentence, the amount of Tax for a Straddle Period that is attributable to the portion of such period ending on the Closing Date shall be determined (x) in the case of a Tax on gross or net income, revenue, sales or receipts, as if the applicable Tax period ended on the Closing Date and (y) in the case of all other Taxes, on a per diem basis based on the number of days in such period through the Closing Date and the number of days in the remainder of such period.

Section 8.3. Indemnification of Seller. Purchaser shall indemnify and hold harmless Seller and its Affiliates and their respective successors and their respective officers, directors, employees and agents (collectively, the “Seller Indemnified Parties”) from and against any and all Losses that may be asserted against, or paid, suffered or incurred by any Seller Indemnified Party that arise out of or result from (a) any inaccuracy in or any breach of any representation and warranty made by Purchaser in this Agreement as of the date of this Agreement or as of the Closing Date as if such representation or warranty was made on the Closing Date, except in the case of representations and warranties that expressly speak as of a specified date or time which shall only be made as of such specified date, and (b) any failure by Purchaser to perform or fulfill any of its covenants or agreements required to be performed by Purchaser under this Agreement, (c) any action brought by an employee (including any Transferred Employee and specifically excluding those individuals listed on Schedule 1 to this Agreement) of the Company or its Subsidiaries against the Seller or its Affiliates in respect of the dismissal of such employee in connection with the transactions contemplated by this Agreement or a constructive dismissal of such employee following the Closing or the enforcement of any other rights of such employee arising in connection with the transactions contemplated by this Agreement, except to the extent such Losses result from the breach of any representation and warranty of Seller in Section 3.11 or Section 3.12 (irrespective of whether the period set forth in Section 8.1(c) has expired), and (d) any action taken by Purchaser, the Company or their respective Affiliates after the Closing in connection with the conduct of the Business.

Section 8.4. Limitations.

(a) No amounts of indemnity shall be payable as a result of any claim arising under Section 8.2(a)(i), other than as a result of any claim arising under any inaccuracy in or any breach of any representation and warranty made by Seller pursuant to Sections 3.1 [organization and qualification], 3.2(a) [authority], 3.3 [ownership of Shares and Subsidiaries] and 3.24 [brokers], unless and until the Purchaser Indemnified Parties have suffered, incurred, sustained or become subject to Losses in excess of $8,840,000 (the “Deductible”) in the aggregate, in which case the Purchaser Indemnified Parties may bring a claim for all Losses in excess of such amount.

(b) Other than any claim arising under Section 8.2(a)(ii), Section 8.2(a)(iii) or Section 8.2(b), no claim for Losses arising from a single event or a series of related events or from the same events or circumstances may be brought by Purchaser unless the aggregate amount of such claim or series of related claims or same events or circumstances is in excess of $50,000 (the “De Minimis

Claim”). Any losses not exceeding the De Minimis Claim amount will not be used in computing the Deductible.

(c) Other than as a result of any claim arising under Section 8.2(a)(ii), Section 8.2(a)(iii), Section 8.2(b) or any inaccuracy in or any breach of any representation and warranty made by Seller pursuant to Sections 3.1 [organization and qualification], 3.2(a) [authority], 3.3 [ownership of Shares and Subsidiaries] and 3.24 [brokers], the maximum liability of Seller under Section 8.2 shall not exceed $66,300,000 in the aggregate (the “Indemnity Amount”).

(d) Without duplication the amount of indemnification payable to an Indemnified Party under this Article VIII shall be reduced to take account of any net Tax benefit reasonably expected to be realized by the Indemnified Party or its Affiliates as a result of the incurrence or payment of any Loss being indemnified. In connection with any claim for indemnification, the Indemnified Party will (i) seek full recovery from any third parties and under all insurance policies covering any Loss and (ii) use its commercially reasonable efforts to mitigate any actual or potential Loss, in each case to the same extent as it would if such Loss were not subject to indemnification pursuant to the terms of this Agreement. In the event that a net insurance or other recovery is received by the Indemnified Party with respect to any Loss for which an Indemnified Party has been indemnified by the Indemnifying Party hereunder, then a refund equal to the aggregate amount of the net recovery by the Indemnified Party will be made, which refund will be paid promptly to the Indemnifying Party that provided such indemnification to the Indemnified Party.

(e) None of the limitations set forth in this Section 8.4 or otherwise in this Agreement shall apply to claims for fraud.

(f) For the avoidance of doubt the indemnity set forth in Section 8.2(b) is not subject to any of the limitations applicable to the representations and warranties set forth in Section 3.10 [taxes].

Section 8.5. Method of Asserting Claims. All claims for indemnification by any Indemnified Party under this Article VIII shall be asserted and resolved as follows:

(a) If an Indemnified Party intends to seek indemnification under this Article VIII, it shall promptly notify the Indemnifying Party in writing of such claim. The failure to provide such notice will not affect any rights hereunder except to the extent the Indemnifying Party is materially prejudiced thereby.

(b) If such claim involves a claim by a third party against the Indemnified Party, the Indemnifying Party may, within ten days after receipt of such notice and upon notice to the Indemnified Party, assume, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, the settlement or defense thereof (in which case any Loss associated therewith shall be the sole responsibility of the Indemnifying Party); provided, that the Indemnified Party may participate in such settlement or defense through counsel chosen by it at its sole expense. If the Indemnified Party determines in good faith that representation by the Indemnifying Party’s counsel of both the Indemnifying Party and the Indemnified Party may present such counsel with a conflict of interest, then the Indemnifying Party shall pay the reasonable fees and expenses of the Indemnified Party’s counsel. Notwithstanding the foregoing, (i) the Indemnified Party may take over the control of the defense or settlement of a third-party claim at any time if it irrevocably waives its right to indemnity under this Article VIII with respect to such claim and (ii) the Indemnifying Party may not, without the consent of the Indemnified Party, settle or compromise any action or consent to the entry of any judgment, other than a judgment solely for money, such consent not to be unreasonably withheld. The

Indemnified Party shall not pay or settle any such claim without the Indemnifying Party’s consent, such consent not to be unreasonably withheld.

Section 8.6. Character of Indemnity Payments. The parties agree that any indemnification payments made with respect to this Agreement shall be treated for all purposes as an adjustment to the Final Purchase Price.

Section 8.7. Exclusive Remedy, etc. This Article VIII (and Article VII) shall be the exclusive remedy following the Closing for any matters in connection with this Agreement and the transactions contemplated hereby, other than any remedies for fraud. Purchaser or Seller, as applicable, shall provide any information in connection with the matters covered by this Article VIII as the other may reasonably request.

ARTICLE IX

TERMINATION OF AGREEMENT

Section 9.1. Termination. This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing by:

(a) the mutual written agreement of Seller and Purchaser;

(b) either Seller or Purchaser if any court of competent jurisdiction or other competent Governmental Authority shall have issued a statute, rule, regulation, order, decree or injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting all or any portion of the transactions contemplated by this Agreement and such statute, rule, regulation, order, decree or injunction or other action shall have become final and nonappealable;

(c) Seller or Purchaser, in the event (i) the non-terminating party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or agreements contained in this Agreement, which failure to perform would result in a failure of a condition to Closing of the terminating party (assuming the date of such determination is the Closing Date) and if such non-terminating party fails to cure such breach within twenty Business Days following notification thereof by the terminating party or (ii) the satisfaction of any condition to the terminating party’s obligations under this Agreement becomes impossible if the failure of such condition to be satisfied is not caused by a breach of this Agreement by the terminating party or its Affiliates; or

(d) Seller if the Closing shall not have occurred on or before January 30, 2009, unless the failure to consummate the Closing is due to the failure to act by the terminating party (or its Affiliates).

Section 9.2. Effect of Termination. If this Agreement is validly terminated pursuant to Section 9.1, this Agreement will forthwith become null and void, and have no further effect, without any liability on the part of any party hereto or its Affiliates, directors, officers or shareholders, other than the provisions of this Section 9.2 and Article X hereof. Nothing contained in this Section 9.2 shall relieve any party from liability for any intentional or willful breach of this Agreement occurring prior to termination.

ARTICLE X

MISCELLANEOUS

Section 10.1. Notices. All notices, requests and other communications under this Agreement shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) to the parties at the following addresses or facsimiles (or at such other address or facsimile for a party as shall be specified by the notice):

If to Seller:

U.S. Raptor Three, Inc.

c/o E*TRADE Financial Corporation

671 North Globe Road

Arlington, Virginia 22203

Attention: General Counsel

Facsimile: (571) 227-7576

With a copy (which shall not constitute notice) to:

Clifford Chance US LLP

31 West 52nd Street

New York, New York 10019

Attention: Karl A. Roessner

Facsimile: (212) 878-8375

If to Purchaser:

The Bank of Nova Scotia

44 King Street West

Scotia Plaza

Toronto, Ontario, Canada M5H 1H1

Attention:

Facsimile:

With a copy (which shall not constitute notice) to:

The Bank of Nova Scotia

Legal Department

44 King Street West

Scotia Plaza

Toronto, Ontario, Canada M5H 1H1

Attention: General Counsel

Facsimile: (416) 866-7767

With a further copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

Suite 5300

Toronto Dominion Bank Tower

Toronto, Ontario, Canada M5K 1E6

Attention: Ian Arellano

Facsimile: (416) 868-0673

Section 10.2. Entire Agreement. This Agreement, the exhibits and schedules hereto and the Transaction Documents supersede all prior and contemporaneous discussions, understandings and agreements, both written and oral, among the parties with respect to the subject matter of this Agreement and the Transaction Documents and constitute the sole and entire agreement among the parties to this Agreement with respect to the subject matter of this Agreement.

Section 10.3. Expenses. Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated by this Agreement are consummated, each party will pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Agreement and the Transaction Documents and the transactions contemplated by this Agreement and the Transaction Documents; provided that any costs, expenses and fees of J.P. Morgan Securities Inc. or any of its Affiliates or agents will be paid by, or on behalf of, Seller (for greater certainty, whose fees and expenses shall not be for the account of Purchaser or any of its Subsidiaries, or the Company or any of its Subsidiaries).

Section 10.4. Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

Section 10.5. Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party to this Agreement.

Section 10.6. No Third-Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person other than any Person entitled to indemnity under Article VIII. Seller hereby appoints Purchaser as trustee for the Purchaser Indemnified Parties of the covenants of indemnification set forth in Article VIII of this Agreement and Purchaser hereby accepts such appointment. Purchaser hereby appoints Seller as trustee for the Seller Indemnified Parties of the covenants of indemnification set forth in Article VIII of this Agreement and Seller hereby accepts such appointment.

Section 10.7. Assignment; Binding Effect. Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned by any party to this Agreement by operation of Law or otherwise without the prior written consent of the other party to this Agreement and any attempt to do so will be void, except that Purchaser may assign all or any of its rights, interests and obligations under this Agreement to any Affiliate; provided that if Purchaser makes any such assignment, such Affiliate agrees in writing to be bound by all of the terms, conditions and provisions contained in this Agreement, but no such assignment shall relieve Purchaser of its obligations under this Agreement if such assignee does not perform such obligations. Subject to the foregoing, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties to this Agreement and their respective successors and assigns.

Section 10.8. CONSENT TO JURISDICTION AND SERVICE OF PROCESS. EACH PARTY HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF THE ONTARIO COURTS SITUATED IN THE CITY OF TORONTO IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTION DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND AGREES THAT ANY SUCH ACTION, SUIT OR PROCEEDING SHALL BE BROUGHT ONLY IN SUCH COURT (AND WAIVES ANY OBJECTION BASED ON FORUM NON CONVENIENS OR ANY OTHER OBJECTION TO VENUE THEREIN); PROVIDED, HOWEVER, THAT SUCH CONSENT TO JURISDICTION IS SOLELY FOR THE PURPOSE REFERRED TO IN THIS SECTION 10.8 AND SHALL NOT BE DEEMED TO BE A GENERAL SUBMISSION TO THE JURISDICTION OF SAID COURTS OR IN THE CITY OF TORONTO OTHER THAN FOR SUCH PURPOSE. Nothing herein shall affect the right of any party to service of process in any other manner permitted by Law or to commence legal proceedings or otherwise proceed against the other in any other jurisdiction to enforce judgments or rulings of the aforementioned courts.

Section 10.9. Waivers.

(a) THE PARTIES TO THIS AGREEMENT EXPRESSLY WAIVE AND FOREGO ANY RIGHT TO RECOVER PUNITIVE, EXEMPLARY, LOST PROFITS, CONSEQUENTIAL OR SIMILAR DAMAGES IN ANY ARBITRATION, LAWSUIT, LITIGATION OR PROCEEDING ARISING OUT OF OR RESULTING FROM ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY OR CLAIM WHICH MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(c) EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY AND (iv) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9.

Section 10.10. Specific Performance. The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at Law or equity.

Section 10.11. Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

Section 10.12. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN, WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS APPLICABLE THEREIN.

Section 10.13. Place of Signing; Counterparts. Each party shall execute this Agreement only in Toronto, Canada. This Agreement may be executed in any number of counterparts, and transmitted by facsimile or other electronic means, all of which will constitute one and the same instrument.

Section 10.14. Disclosure Schedules. The parties hereto agree that, for purposes of Seller’s representations and warranties in this Agreement, items disclosed in one Section of the Seller Disclosure Schedule are deemed to be disclosed in all other Sections of the Seller Disclosure Schedule to the extent that the relevance of any such disclosure to such other Sections of the Seller Disclosure Schedule is reasonably apparent. The disclosure of any item or matter in the Seller Disclosure Schedule shall not be deemed to constitute an admission by Seller that such item or matter is material for purposes of this Agreement.

[Signatures begin on the next page]

IN WITNESS WHEREOF, the parties have executed this Agreement in Toronto, Canada, as of the date first above written.

U.S. RAPTOR THREE, INC.

By:	/s/ J.H. McClelland
	Name:	J.H. McClelland
	Title:	Authorized Signatory

THE BANK OF NOVA SCOTIA

By:	/s/ Christopher Hodgson
	Name:	Christopher Hodgson
	Title:	Executive Vice President and Head of Domestic Personal Banking